                           OFFER TO PURCHASE FOR CASH

                        6,347,241 Shares of Common Stock
                           (including the associated
                        Preferred Stock Purchase Rights)
                                       of
                           Pacific Scientific Company
                                       at
                              $20.50 Net Per Share
                                       by

                               Torque Corporation
                          a wholly owned subsidiary of

                             Kollmorgen Corporation

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
                                 NEW YORK CITY
      TIME, ON WEDNESDAY, JANUARY 14, 1998, UNLESS THE OFFER IS EXTENDED.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER 6,347,241 SHARES OF COMMON STOCK, PAR VALUE $1.00 PER SHARE (THE "COMMON STOCK"), OF PACIFIC SCIENTIFIC COMPANY (THE "COMPANY"), INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS ISSUED PURSUANT TO THE SHAREHOLDER PROTECTION AGREEMENT, DATED AS OF NOVEMBER 7, 1988, AS AMENDED, BETWEEN THE COMPANY AND MANUFACTURERS HANOVER TRUST COMPANY, AS SUCCESSOR RIGHTS AGENT (THE "RIGHTS" AND, TOGETHER WITH THE COMMON STOCK, THE "SHARES"), OR SUCH GREATER OR LESSER NUMBER OF SHARES THAT, TOGETHER WITH THE SHARES OWNED BY KOLLMORGEN CORPORATION ("PARENT") AND TORQUE CORPORATION, A WHOLLY OWNED SUBSIDIARY OF PARENT ("PURCHASER"), WOULD CONSTITUTE A MAJORITY OF THE OUTSTANDING SHARES ON A FULLY DILUTED BASIS, (2) THE EXPIRATION OR TERMINATION OF ANY APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, (3) PARENT AND PURCHASER HAVING OBTAINED, PRIOR TO THE EXPIRATION OF THE OFFER, ON TERMS SATISFACTORY TO PARENT IN ITS SOLE DISCRETION, SUFFICIENT FINANCING TO ENABLE CONSUMMATION OF THE OFFER AND THE PROPOSED MERGER DESCRIBED HEREIN (THE "PROPOSED MERGER"), (4) PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE RIGHTS HAVE BEEN REDEEMED OR INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER, (5) PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE OFFER AND THE PROPOSED MERGER HAVE BEEN APPROVED FOR PURPOSES OF ARTICLE FIFTH OF THE COMPANY'S ARTICLES OF INCORPORATION (IF NECESSARY) OR ARTICLE FIFTH OF THE COMPANY'S ARTICLES OF INCORPORATION HAS BEEN INVALIDATED OR IS OTHERWISE SATISFIED WITH RESPECT TO THE OFFER AND THE PROPOSED MERGER AND (6) THE APPROVAL BY PARENT'S SHAREHOLDERS OF THE ISSUANCE OF COMMON STOCK OF PARENT, PAR VALUE $2.50 PER SHARE ("PARENT COMMON STOCK"), IN THE PROPOSED MERGER. THE OFFER IS ALSO SUBJECT TO THE OTHER TERMS AND CONDITIONS WHICH ARE CONTAINED IN THIS OFFER TO PURCHASE. SEE "SECTION 14. CERTAIN CONDITIONS OF THE OFFER".

                                                  (COVER CONTINUED ON NEXT PAGE)

                         ------------------------------

                      The Dealer Manager for the Offer is:

                              SALOMON SMITH BARNEY

December 15, 1997

                                   IMPORTANT

    Parent and Purchaser intend to continue to seek to negotiate with the Company with respect to the acquisition of the Company by Parent or Purchaser. Purchaser reserves the right to amend the Offer (including amending the number of Shares to be purchased, the purchase prices therefor and the proposed merger consideration) at any time, including upon entering into a merger agreement with the Company, or to negotiate a merger agreement with the Company not involving a tender offer pursuant to which Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into cash and Parent Common Stock in such amounts as are negotiated by Parent and the Company; provided, however, that Parent has no intention of reducing the consideration paid to the Company's shareholders below that being offered in the Offer and the Proposed Merger.

                            ------------------------

    Any shareholder desiring to tender all or any portion of such shareholder's Shares should either (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it, together with the certificate(s) evidencing tendered Shares and, if separate, the certificates representing the associated Rights, and any other required documents, to the Depositary (as defined herein) or tender such Shares pursuant to the procedures for book-entry transfer set forth in "Section 3. Procedures for Accepting the Offer and Tendering Shares" or
(2) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. Any shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such shareholder desires to tender such Shares. Unless and until Purchaser declares that the Rights Condition (as defined herein) is satisfied, shareholders will be required to tender one Right for each Share tendered in order to effect a valid tender of such Share.

    A shareholder who desires to tender Shares and whose certificates evidencing such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares by following the procedure for guaranteed delivery set forth in "Section 3. Procedures for Accepting the Offer and Tendering Shares".

    Questions or requests for assistance may be directed to the Information Agent (as defined herein) or to the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
INTRODUCTION...............................................................................................           1
 1. Terms of the Offer; Proration; Expiration Date.........................................................           5
 2. Acceptance for Payment and Payment for Shares..........................................................           7
 3. Procedures for Accepting the Offer and Tendering Shares................................................           8
 4. Withdrawal Rights......................................................................................          10
 5. Certain Federal Income Tax Consequences................................................................          11
 6. Price Range of Shares; Dividends.......................................................................          15
 7. Certain Information Concerning the Company.............................................................          16
 8. Certain Information Concerning Purchaser and Parent....................................................          18
 9. Financing of the Offer and the Proposed Merger.........................................................          20
10. Background of the Offer; Contacts with the Company.....................................................          22
11. Purpose of the Offer; Plans for the Company After the Offer and the Proposed Merger....................          24
12. Dividends and Distributions............................................................................          27
13. Effect of the Offer on the Market for the Shares, Exchange Listing and Exchange Act Registration.......          27
14. Certain Conditions of the Offer........................................................................          28
15. Certain Legal Matters and Regulatory Approvals.........................................................          32
16. Shareholder Rights Plan................................................................................          34
17. Article Fifth of the Company's Articles of Incorporation...............................................          36
18. Fees and Expenses......................................................................................          38
19. Miscellaneous..........................................................................................          39
Schedule I. Directors and Executive Officers of Parent and Purchaser.......................................         I-1
Schedule II. Schedule of Transactions in Shares During the Past 60 Days....................................        II-1
Schedule III. Chapter 13 of the General Corporation Law of the State of California.........................       III-1

To the Holders of Common Stock (including the associated Preferred Stock Purchase Rights) of
Pacific Scientific Company:

                                  INTRODUCTION

    Torque Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Kollmorgen Corporation, a New York corporation ("Parent"), hereby offers to purchase 6,347,241 of shares of common stock, par value $1.00 per share (the "Common Stock"), of Pacific Scientific Company, a California corporation (the "Company"), including the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Shareholder Protection Agreement, dated as of November 7, 1988, as amended (the "Rights Agreement"), between the Company and Manufacturers Hanover Trust Company, as successor Rights Agent (the "Rights Agent"), or such greater or lesser number of Shares that, together with the Shares owned by Parent and Purchaser, would constitute a majority of the outstanding Shares on a fully diluted basis (such number of Shares being the "Minimum Number") at a price of $20.50 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase (this "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal", as amended from time to time, and the Offer to Purchase, as it may be amended from time to time, which together constitute the "Offer"). Unless the context otherwise requires, all references to the Rights shall include the benefits that may inure to holders of the Rights pursuant to the Rights Agreement.

    Tendering shareholders will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Purchaser will pay all charges and expenses of Salomon Brothers Inc, doing business as Salomon Smith Barney ("Salomon Smith Barney"), which is acting as the Dealer Manager for the Offer (in such capacity, the "Dealer Manager"), Harris Trust Company of New York (the "Depositary") and Georgeson & Company Inc. (the "Information Agent") incurred in connection with the Offer. See "Section 18. Fees and Expenses".

    The purpose of the Offer is to acquire control of, and ultimately the entire equity interest in, the Company. Parent is seeking to negotiate with the Company a definitive merger agreement pursuant to which the Company would, as soon as practicable following consummation of the Offer, consummate a merger or similar business combination with Parent, Purchaser or another direct or indirect subsidiary of Parent (the "Proposed Merger"). At the effective time of the Proposed Merger (the "Effective Time"), each Share then outstanding (other than Shares held by the Company or any wholly owned subsidiary of the Company and Shares owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent and Shares held by shareholders of the Company who shall have demanded and perfected, and who shall not have withdrawn or otherwise lost, dissenters' rights, if any, under the California General Corporation Law (the "CGCL")) would be converted into the right to receive $20.50 of common stock, par value $2.50 per share, of Parent ("Parent Common Stock"). The exact number of shares of Parent Common Stock into which each Share will be converted in the Proposed Merger will be determined by dividing $20.50 by the average, over the 20 consecutive trading days ending five days prior to the meeting of the shareholders of the Company called for the purpose of voting on the Proposed Merger, of the daily average of the high and low per share sales prices of Parent Common Stock (weighted by sales volume). In the event that such average during such period is less than $15.19 or greater than $18.56, the exchange ratio would be fixed at 1.350 shares of Parent Common Stock or 1.104 shares of Parent Common Stock, respectively, per Share. In such event, the Company's shareholders could receive Parent Common Stock in the Proposed Merger with a value greater or lesser than $20.50. See "Section 11. Purpose of the Offer; Plans for the Company After the Offer and the Proposed Merger".

    THIS OFFER TO PURCHASE IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF OFFERS TO BUY ANY SECURITIES THAT MAY BE ISSUED IN ANY MERGER OR SIMILAR BUSINESS COMBINATION INVOLVING PARENT, PURCHASER OR THE COMPANY. THE ISSUANCE OF SUCH SECURITIES WOULD BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES

ACT"), AND SUCH SECURITIES WOULD BE OFFERED ONLY BY MEANS OF A PROSPECTUS COMPLYING WITH THE REQUIREMENTS OF THE SECURITIES ACT. ON DECEMBER 15, 1997, PARENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") A REGISTRATION STATEMENT ON FORM S-4 WITH RESPECT TO THE SHARES OF PARENT COMMON STOCK TO BE ISSUED IN THE PROPOSED MERGER.

    To date, the Company has refused to enter into negotiations with Parent. Accordingly, Parent has commenced a solicitation (the "Solicitation") to urge the Company's shareholders to take action by written consent to call a special meeting of the Company's shareholders (the "Special Meeting"), to be held on February 4, 1998 or, if later, on the thirty-sixth day following the date on which the requisite number of consents to call the Special Meeting are delivered to the Company, in order to, among other things, remove the entire Board of Directors of the Company (the "Company Board") and fill the newly created vacancies on the Company Board by electing six persons nominated by Parent (the "Parent Nominees"). Parent expects that, if elected, and subject to their fiduciary duties under applicable law, the Parent Nominees would cause the Company Board to (i) amend the Rights Agreement or redeem the Rights, or otherwise act to ensure that the Rights Condition (as defined below) is satisfied, (ii) approve the Offer and the Proposed Merger for purposes of Article Fifth of the Company's Articles of Incorporation ("Article Fifth") or otherwise act to ensure that the Article Fifth Condition (as defined below) is satisfied and (iii) take any other actions necessary to permit the Offer and the Proposed Merger to be consummated. The Solicitation will be made pursuant to separate consent solicitation materials complying with the requirements of
Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. On December 15, 1997, Parent filed definitive consent solicitation materials in connection with the Solicitation with the Commission, which are being mailed to shareholders of the Company together with this Offer to Purchase.

    THIS OFFER TO PURCHASE DOES NOT CONSTITUTE A SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION FOR OR WITH RESPECT TO THE ANNUAL MEETING OR ANY SPECIAL MEETING OF, OR ACTION BY WRITTEN CONSENT BY, THE COMPANY'S SHAREHOLDERS. THE SOLICITATION WILL BE MADE ONLY PURSUANT TO SEPARATE CONSENT SOLICITATION MATERIALS COMPLYING WITH ALL APPLICABLE REQUIREMENTS OF SECTION 14(a) OF THE EXCHANGE ACT.

    On December 15, 1997, Parent commenced litigation ( the "Litigation") against the Company and the Company Board in the United States District Court for the Central District of California seeking, among other things, an order (i) declaring that failure to redeem the Rights or render the Rights inapplicable to the Offer and the Proposed Merger or to approve the Offer and the Proposed Merger for purposes of Article Fifth would constitute a breach of the Company Board's fiduciary duties to the Company's shareholders under California law,
(ii) invalidating the Rights or compelling the Company Board to redeem the Rights or render the Rights inapplicable to the Offer and the Proposed Merger,
(iii) compelling the Company Board to approve the Offer and the Proposed Merger for purposes of Article Fifth, and (iv) enjoining the Company Board from taking any actions to interfere with the Offer, the Solicitation or the Proposed Merger.

    BY TENDERING SHARES IN THE OFFER, PARENT BELIEVES THAT THE COMPANY'S SHAREHOLDERS EFFECTIVELY WILL EXPRESS TO THE COMPANY BOARD THAT THEY WISH TO BE ABLE TO ACCEPT THE OFFER AND TO APPROVE THE PROPOSED MERGER OR A SIMILAR TRANSACTION WITH PARENT AND ITS AFFILIATES.

    Purchaser reserves the right to amend the Offer (including amending the number of Shares to be purchased, the purchase prices therefor and the proposed merger consideration) at any time, including upon entering into a merger agreement with the Company, or to negotiate a merger agreement with the Company in connection with a merger not involving a tender offer pursuant to which Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into cash and Parent Common Stock in such amounts as are negotiated by Parent and the Company, provided, however, that Parent has no intention of reducing the consideration paid to the Company's shareholders being offered in the Offer and the Proposed Merger.

    The timing of consummation of the Offer and the Proposed Merger will depend on a variety of factors and legal requirements, the actions of the Company Board and whether the conditions to the Offer and the Proposed Merger are satisfied or waived. Consummation of the Offer is subject to the fulfillment of a number of conditions, including, without limitation, the following:

    MINIMUM CONDITION. Consummation of the Offer is conditioned upon there being validly tendered and not withdrawn prior to the expiration of the Offer at least the Minimum Number of Shares (the "Minimum Condition"). Purchaser reserves the right (subject to the applicable rules and regulations of the Commission), which it currently has no intention of exercising, to waive or reduce the Minimum Condition and to elect to purchase, pursuant to the Offer, fewer than the Minimum Number of Shares. See "Section 1. Terms of the Offer; Proration; Expiration Date" and "Section 14. Certain Conditions of the Offer".

    According to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 1997 (the "Company Form 10-Q"), as of September 26, 1997 there were 12,381,595 shares of Common Stock issued and outstanding. According to the Company Form 10-Q, as of September 26, 1997, the weighted average number of shares of Common Stock subject to issuance under the Company's 1995 Stock Option Plan (the "Stock Option Plan Common Stock") during the third fiscal quarter of 1997 was 313,285. Parent currently owns 100 Shares, and Purchaser owns 100 Shares, which Parent and Purchaser recently acquired in open market transactions. See "Schedule II. Schedule of Transactions in Shares During the Past 60 Days". Based on the foregoing and assuming that (i) no shares of Common Stock are issued or acquired by the Company after September 26, 1997 (other than as described in clause (iii) below), (ii) no options are granted or expired after September 26, 1997 and (iii) all 313,285 Shares of the Stock Option Plan Common Stock is issued at or prior to the consummation of the Offer, there would be 12,694,880 Shares outstanding immediately following the consummation of the Offer and the Minimum Number of Shares would be 6,347,241 Shares.

    HSR CONDITION. Consummation of the Offer is conditioned upon the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") (the "HSR Condition"). On December 15, 1997, Parent filed with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division") Premerger Notification and Report Forms under the HSR Act with respect to the Offer. Accordingly, Parent anticipates that the waiting period under the HSR Act applicable to the Offer will expire at 11:59 p.m., New York City time, on December 30, 1997, unless such waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request from the FTC or the Antitrust Division for additional information or documentary material prior to the expiration of the waiting period. See "Section 15. Certain Legal Matters and Regulatory Approvals".

    FINANCING CONDITION. Consummation of the Offer is conditioned upon Parent and Purchaser obtaining, prior to the expiration of the Offer, on terms satisfactory to Parent in its sole discretion, sufficient financing to enable consummation of the Offer and the Proposed Merger (the "Financing Condition"). Parent, Salomon Smith Barney and Salomon Brothers Holding Company Inc ("SBHCI"), an affiliate of Salomon Smith Barney, have entered into a commitment letter dated December 9, 1997 pursuant to which SBHCI has committed, subject to certain conditions set forth therein (including, without limitation, that all conditions of the Offer are satisfied and that either (i) Parent has entered into a definitive merger agreement with the Company or (ii) that the Parent Nominees shall, or that SBHCI shall otherwise be satisfied that the Parent Nominees will, upon consummation of the Offer, constitute a majority of the Company Board), to provide such financing, consisting of a fully secured financing in the syndicated loan market in the principal amount of $300 million. See "Section 9. Financing of the Offer and the Proposed Merger" for a description of the proposed financing of the Offer and the Proposed Merger.

    RIGHTS CONDITION. Consummation of the Offer is conditioned upon Purchaser being satisfied, in its sole discretion, that the Rights have been redeemed or invalidated or are otherwise inapplicable to the Offer and the Proposed Merger (the "Rights Condition"). See "Section 16. Shareholder Rights Plan".

    Parent expects that, if elected, and subject to their fiduciary duties under applicable law, the Parent Nominees would cause the Company Board to amend the Rights Agreement or redeem the Rights, or otherwise act to ensure that the Rights Condition is satisfied.

    In addition, on December 15, 1997, Parent commenced the Litigation seeking, among other things, an order (i) declaring that failure to redeem the Rights or render the Rights inapplicable to the Offer and the Proposed Merger would constitute a breach of the Company Board's fiduciary duties to the Company's shareholders under California law and (ii) invalidating the Rights or compelling the Company Board to redeem the Rights or render the Rights inapplicable to the Offer and the Proposed Merger.

    ARTICLE FIFTH CONDITION. Consummation of the Offer is conditioned upon Purchaser being satisfied, in its sole discretion, that the Offer and the Proposed Merger have been approved for purposes of Article Fifth (if necessary) or Article Fifth has been invalidated or is otherwise satisfied with respect to the Offer and the Proposed Merger (the "Article Fifth Condition"). See "Section
17. Article Fifth of the Company's Articles of Incorporation".

    Parent expects that, if elected, and subject to their fiduciary duties under applicable law, the Parent Nominees would cause the Company Board to approve the Offer and the Proposed Merger for purposes of Article Fifth.

    In addition, on December 15, 1997, Parent commenced the Litigation seeking, among other things, an order (i) declaring that failure to approve the Offer and the Proposed Merger for purposes of Article Fifth would constitute a breach of the Company Board's fiduciary duties to the Company's shareholders under California law and (ii) compelling the Company Board to approve the Offer and the Proposed Merger for purposes of Article Fifth.

    PARENT SHAREHOLDER APPROVAL CONDITION. Consummation of the Offer is conditioned upon the approval by shareholders of Parent of the issuance of Parent Common Stock in the Proposed Merger. Pursuant to rules promulgated by the New York Stock Exchange, Inc. (the "NYSE"), approval by shareholders of Parent of the issuance of Parent Common Stock in the Proposed Merger prior to the issuance thereof is required where the present or potential issuance of Parent Common Stock is or will be equal to or in excess of 20% of the number of shares of Parent Common Stock outstanding before such issuance of Parent Common Stock.

    Parent currently intends to hold a special meeting of its shareholders on or about January 28, 1998 for purposes of approving the issuance of Parent Common Stock to be issued in the Proposed Merger and has set December 26, 1997 as the record date for determining the holders of Parent Common Stock entitled to notice of, and to vote at, the special meeting of Parent's shareholders.

    THE OFFER IS ALSO SUBJECT TO THE OTHER TERMS AND CONDITIONS WHICH ARE CONTAINED IN THIS OFFER TO PURCHASE. SEE "SECTION 14. CERTAIN CONDITIONS OF THE OFFER", WHICH SETS FORTH IN FULL THE CONDITIONS TO THE OFFER.

    THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

    1. TERMS OF THE OFFER; PRORATION; EXPIRATION DATE. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for the Minimum Number of Shares validly tendered prior to the Expiration Date (as defined herein) and not withdrawn as permitted by "Section 4. Withdrawal Rights". The term "Expiration Date" means 12:00 midnight, New York City time, on Wednesday, January 14, 1998, unless and until Purchaser, in its sole discretion, shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

    The Offer is conditioned upon, among other things, satisfaction of the Minimum Condition, the HSR Condition, the Financing Condition, the Rights Condition, the Article Fifth Condition and the Parent Shareholder Approval Condition. If any or all of such conditions are not satisfied, or if any or all of the other events set forth in "Section 14. Certain Conditions of the Offer" shall have occurred prior to the Expiration Date, Purchaser reserves the right (but shall not be obligated) to (i) decline to purchase any of the Shares tendered in the Offer and terminate the Offer and return all tendered Shares to the tendering shareholders or (ii) waive or reduce the Minimum Condition, or waive or amend any or all other conditions to the Offer to the extent permitted by applicable law and, subject to complying with applicable rules and regulations of the Commission, purchase all Shares validly tendered, or extend the Offer and, subject to the right of shareholders to withdraw Shares until the Expiration Date, retain the Shares which have been tendered during the period or periods for which the Offer is extended.

    Upon the terms and subject to the conditions of the Offer, if more than the Minimum Number of Shares shall be validly tendered and not withdrawn prior to the Expiration Date, Purchaser will, upon the terms and subject to the conditions of the Offer, purchase the Minimum Number of Shares on a pro rata basis (with adjustments to avoid purchases of fractional Shares) based upon the aggregate number of Shares validly tendered and not withdrawn prior to the Expiration Date. Because of the difficulty of determining the precise number of Shares validly tendered and not withdrawn, if proration is required, Purchaser does not expect to be able to announce the final proration factor until approximately five NYSE trading days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Shareholders of the Company may obtain such preliminary information from the Information Agent, and may be able to obtain such information from their brokers. Purchaser will not pay for any Shares accepted for payment pursuant to the Offer until the final proration factor is known.

    Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, to extend for any reason the period of time during which the Offer is open, including the occurrence of any of the conditions specified in "Section 14. Certain Conditions of the Offer", by giving oral or written notice of such extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of tendering shareholders to withdraw their Shares. See "Section 4. Withdrawal Rights".

    Subject to the applicable regulations of the Commission, Purchaser also expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to delay acceptance for payment of, or, regardless of whether such Shares were theretofore accepted for payment, payment for any Shares pending receipt of any regulatory approval specified in "Section 15. Certain Legal Matters and Regulatory Approvals", (ii) to terminate the Offer and not accept for payment any Shares upon the occurrence of any of the conditions specified in "Section 14. Certain Conditions of the Offer" and (iii) to waive any condition or otherwise amend the Offer in any respect, by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof. Purchaser acknowledges that (i) Rule 14e-1(c) under the Exchange Act requires Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and (ii) Purchaser may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the first sentence of this paragraph), any Shares upon the occurrence of any of the conditions specified in "Section 14. Certain Conditions of the Offer" without extending the period of time during which the Offer is open. Under no circumstances will interest be paid on the purchase price for tendered shares, whether or not Parent exercises its right to extend the Offer.

    Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

    If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will extend the Offer to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act.

    Purchaser reserves the right (but shall not be obligated) to accept for payment more than the Minimum Number of Shares pursuant to the Offer. Purchaser has no present intention of exercising such right. If, prior to the Expiration Date, Purchaser should decide to increase or decrease the number of Shares being sought or to increase or decrease the consideration being offered in the Offer, such increase or decrease in the number of Shares being sought or such increase or decrease in the consideration being offered will be applicable to all shareholders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any such increase or decrease in the number of Shares being sought or such increase or decrease in the consideration being offered is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended at least until the expiration of such ten business day period. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

    As of the date of this Offer to Purchase, the Rights are evidenced by the Share Certificates (as defined herein) evidencing the Shares and do not trade separately. Accordingly, by tendering a Share Certificate evidencing Shares, a shareholder is automatically tendering a similar number of associated Rights. If, however, pursuant to the Rights Agreement or for any other reason, the Rights detach and separate Rights Certificates (as defined herein) are issued, shareholders will be required to tender one Right for each share of Common Stock tendered in order to effect a valid tender of such share of Common Stock.

    A request is being made to the Company for the use of the Company's shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. Upon compliance by the Company with such request, this Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company's shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or who are listed as participants in a clearing agency's security position listing.

    2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, the Minimum Number of Shares validly tendered prior to the Expiration Date and not properly withdrawn promptly after the Expiration Date. Notwithstanding the immediately preceding sentence and subject to applicable rules of the Commission, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory approvals specified in "Section
15. Certain Legal Matters and Regulatory Approvals" or in order to comply in whole or in part with applicable laws. Any such delay will be effected in compliance with Rule 14e-1(c) under the Exchange Act (which requires a bidder to pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder's offer).

    In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") and, if the Rights are at such time separately traded, certificates representing the Rights associated with shares of Common Stock (the "Rights Certificates") or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares (and Rights, if applicable) into the Depositary's account at The Depository Trust Company or the Philadelphia Depository Trust Company (each a "Book-Entry Transfer Facility" and, together, the "Book-Entry Transfer Facilities") pursuant to the procedures set forth in "Section 3. Procedures for Accepting the Offer and Tendering Shares", (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined below) and (iii) any other documents required under the Letter of Transmittal.

    The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation that states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares which are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

    For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. Under no circumstances will interest on the purchase price for Shares be paid, regardless of any delay in making such payment.

    If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer (including proration due to tenders of Shares pursuant to the Offer in excess of the Minimum Number of Shares), or if Share Certificates are submitted evidencing more Shares than are tendered or accepted for payment, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedure set forth in "Section 3. Procedures for Accepting the Offer and Tendering Shares", such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

    If, prior to the Expiration Date, Purchaser increases the consideration to be paid per Share pursuant to the Offer, Purchaser will pay such increased consideration for all such Shares purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

    Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

    3. PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES. In order for a holder of Shares to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or any Agent's Message (in the case of any book-entry transfer) and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering shareholder must comply with the guaranteed delivery procedures described below.

    THE METHOD OF DELIVERY OF SHARE CERTIFICATES, RIGHTS CERTIFICATES (IF APPLICABLE) AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

    BOOK-ENTRY TRANSFER. The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facilities for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of any Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at such Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at a Book-Entry Transfer Facility, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedure described below. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

    SIGNATURE GUARANTEES. Signatures on all Letters of Transmittal must be guaranteed by a firm which is a member of the Medallion Signature Guarantee Program, or by any other "eligible guarantor institution", as such term is defined in Rule 17Ad-5 promulgated under the Exchange Act (each of the foregoing being referred to as an "Eligible Institution"), except in cases where Shares are tendered (i) by a registered holder of Shares who has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If a Share Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

    GUARANTEED DELIVERY. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's Share Certificates evidencing such Shares are not immediately available or such shareholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all the following conditions are satisfied:

        (i) such tender is made by or through an Eligible Institution;

        (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

        (iii) the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal are received by the Depositary within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery.

    The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

    In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Share Certificates evidencing such Shares, or a Book-Entry Confirmation of the delivery of such Shares, and the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal.

    DISTRIBUTION OF RIGHTS. Unless the Rights are redeemed prior to the Expiration Date, holders of Shares will be required to tender one Right for each Share tendered to effect a valid tender of such Share. Unless and until the Separation Time (as defined below) occurs, the Rights are represented by and transferred with the Shares. Accordingly, if the Separation Time does not occur prior to the Expiration Date, a tender of Shares will constitute a tender of the associated Rights. If the Separation Time has occurred, certificates representing a number of Rights equal to the number of shares of Common Stock being tendered must be delivered to the Depositary in order for such shares of Common Stock to be validly tendered. If the Separation Time has occurred, a tender of shares of Common Stock without Rights constitutes an agreement by the tendering shareholder to deliver certificates representing a number of Rights equal to the number of shares of Common Stock tendered pursuant to the Offer to the Depositary within three NYSE trading days after the date such certificates are distributed. Purchaser reserves the right to require that it receive such certificates prior to accepting shares of Common Stock for payment. Payment for shares of Common Stock tendered and purchased pursuant to the Offer will be made only after timely receipt by the Depositary of, among other things, such certificates, if such certificates have been distributed to holders of shares of Common Stock. Purchaser will not pay any additional consideration for the Rights tendered pursuant to the Offer.

    DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any condition of the Offer or any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

    OTHER REQUIREMENTS. By executing the Letter of Transmittal as set forth above, a tendering shareholder irrevocably appoints designees of Purchaser as such shareholder's proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such shareholder's rights with respect to the Shares (including the associated Rights) tendered by such shareholder and accepted for payment by Purchaser (and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior proxies given by such shareholder with respect to such Shares (and such other Shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such shareholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of Purchaser will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they in their sole discretion may deem proper at any annual or special meeting of the Company's shareholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's payment for such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares.

    The acceptance for payment by Purchaser of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

    TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO PAYMENT TO CERTAIN SHAREHOLDERS OF THE PURCHASE PRICE OF SHARES PURCHASED PURSUANT TO THE OFFER, EACH SUCH SHAREHOLDER MUST PROVIDE THE DEPOSITARY WITH SUCH SHAREHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY THAT SUCH SHAREHOLDER IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 IN THE LETTER OF TRANSMITTAL. SEE INSTRUCTION 9 OF THE LETTER OF TRANSMITTAL.

    4. WITHDRAWAL RIGHTS. Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after February 12, 1998. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this Section 4. Any such delay will be by an extension of the Offer to the extent required by law.

    For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the

Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in "Section 3. Procedures for Accepting the Offer and Tendering Shares", any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

    All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. None of Purchaser, Parent, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

    Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in "Section 3. Procedures for Accepting the Offer and Tendering Shares".

    5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following discussion, subject to the limitations set forth herein, describes the material federal income tax consequences of the Offer and the Proposed Merger to holders of Shares who hold the Shares as capital assets and exchange Shares for cash and/or shares of Parent Common Stock pursuant to the Offer and the Proposed Merger. The tax consequences to a specific shareholder may vary depending upon such shareholder's particular tax situation, and the discussion set forth below may not apply to certain categories of holders of Shares subject to special treatment under the Internal Revenue Code of 1986, as amended (the "Code"), such as foreign shareholders, securities dealers, broker-dealers, insurance companies, financial institutions, tax-exempt entities and shareholders who acquired such Shares pursuant to an exercise of an employee stock option or otherwise as compensation or who hold restricted stock. The discussion is based on the Code as in effect on the date of this Offer to Purchase, as well as regulations promulgated thereunder, existing administrative interpretations and court decisions currently in effect, all of which are subject to change, retroactively or prospectively, and to possibly differing interpretations and does not address state, local or foreign tax laws. Since the Offer is conditioned upon, among other events, the Rights having been redeemed or invalidated or being otherwise inapplicable to the Offer and the Proposed Merger, this tax discussion assumes the satisfaction of such condition and thus no allocation of consideration to the Rights or the Rights Certificates. No ruling will be requested from the Internal Revenue Service (the "IRS") regarding the tax consequences of the Offer and the Proposed Merger and thus there can be no assurance that the IRS will agree with the discussion set forth below.

    The exchange of Shares for cash and/or shares of Parent Common Stock pursuant to the Offer and the Proposed Merger should, if consummated as currently anticipated, be treated as a single integrated transaction for federal income tax purposes. Although it cannot be determined at this time, if the Offer and the Proposed Merger are so treated, and assuming certain other requirements are satisfied, the Offer and the Proposed Merger, taken together, will be treated for federal income tax purposes as an exchange pursuant to a plan of "reorganization" within the meaning of Section 368(a)(1)(A) of the Code. In such event, the exchange of Shares for Parent Common Stock in the Proposed Merger would qualify for nonrecognition treatment as part of a reorganization. Treatment of the Offer and the Proposed Merger as a "reorganization" requires, among other things, that not more than 60% of the consideration received by shareholders of the Company in exchange for Shares consists of cash (including cash received in lieu of fractional shares of Parent Common Stock and cash received in respect of dissenters' rights, if any, in the Proposed Merger), that the Proposed Merger, if consummated, qualifies as a merger under applicable state corporation laws and that the shareholder continuity of interest tax requirement is satisfied.

    If the Proposed Merger does not qualify as a reorganization, the exchange of Shares for Parent Common Stock would be a taxable exchange. There can be no assurance that the requirements for reorganization treatment will be satisfied and neither Parent nor Purchaser is obligated to undertake to qualify the Offer and the Proposed Merger as a reorganization. Further, if as matters develop reorganization treatment is not certain, Parent may change the form of effecting the Proposed Merger to ensure that the Proposed Merger will not be taxable to the Company. In the event of such a change, however, the exchange of Shares for Parent Common Stock in the Proposed Merger will be taxable to exchanging shareholders of the Company.

    SHAREHOLDERS OF THE COMPANY SHOULD CONSIDER THAT THE OFFER AND THE PROPOSED MERGER CONSIDERATION WILL BE PARTIALLY OR FULLY TAXABLE TO THEM AND ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THE OFFER AND THE PROPOSED MERGER. THE EXCHANGE OF SHARES FOR PARENT COMMON STOCK IN THE PROPOSED MERGER MAY QUALIFY FOR NONRECOGNITION TREATMENT AS PART OF A REORGANIZATION OR MAY BE A TAXABLE TRANSACTION. NEITHER PARENT NOR PURCHASER IS OBLIGATED TO QUALIFY THE TRANSACTION AS A REORGANIZATION AND THERE IS NO ASSURANCE THAT THE REQUIREMENTS FOR REORGANIZATION TREATMENT WILL BE SATISFIED.

    TAX CONSEQUENCES IF THE OFFER AND THE PROPOSED MERGER DO NOT QUALIFY AS A REORGANIZATION OR IF THE PROPOSED MERGER IS TREATED AS A TAXABLE
TRANSACTION. If the Proposed Merger is not consummated, or if the Proposed Merger is consummated but the Offer is treated for federal income tax purposes as a separate transaction, or if the Offer and the Proposed Merger together are determined not to qualify as a reorganization as described above, the receipt of cash pursuant to the Offer will be a taxable transaction for federal income tax purposes. In that event, each shareholder of the Company tendering pursuant to the Offer will recognize capital gain or loss for federal income tax purposes measured by the difference between such shareholder's tax basis in such shareholder's Shares tendered in the Offer and the amount of cash received by such shareholder. (See "Taxation of Capital Gains" below.)

    If the Offer is treated as a separate transaction, the Proposed Merger may still qualify as a reorganization under Section 368(a) of the Code if certain other requirements are satisfied. In that event, a shareholder of the Company receiving shares of Parent Common Stock and/or cash (either in lieu of fractional shares of Parent Common Stock or in respect of dissenters' rights) in the Proposed Merger would be subject to the federal income tax rules concerning reorganizations discussed below with respect to such shares of Parent Common Stock and such cash. If the Offer and the Proposed Merger (or, if treated as separate transactions, the Proposed Merger) does not qualify as a reorganization within the meaning of Section 368(a) of the Code, each exchanging shareholder of the Company will recognize capital gain or loss for federal income tax purposes measured by the difference between such shareholder's tax basis in such shareholder's Shares exchanged and the amount of cash, plus the fair market value of the shares of Parent Common Stock received by such shareholder in the Proposed Merger.

    TAX CONSEQUENCES IF THE OFFER AND THE PROPOSED MERGER QUALIFY AS A REORGANIZATION. As discussed above, it is possible, although it cannot be determined at this time, that the Offer and the Proposed Merger, taken together, will constitute a "reorganization" within the meaning of Section 368(a) of the Code. If the Offer and the Proposed Merger (if consummated) together qualify as a reorganization as discussed above, exchanges of Shares for cash and/or shares of Parent Common Stock, as the case may be, pursuant to the Offer, the Proposed Merger, or both, will have the following federal income tax consequences:

        (a) EXCHANGE OF SHARES SOLELY FOR PARENT COMMON STOCK. No gain or loss will be recognized (except in connection with any cash received in lieu of fractional shares of Parent Common Stock) by shareholders of the Company who exchange all of their Shares actually owned by such shareholders solely for shares of Parent Common Stock in the Proposed Merger. Any such shareholder's adjusted basis for the shares of Parent Common Stock received pursuant to the Proposed Merger will be the same as the adjusted basis of such Shares surrendered in exchange therefor, and the holding period of such shares of Parent Common Stock, as the case may be, will include the period during which the Shares exchanged therefor were held by such shareholder.

        (b) EXCHANGE OF SHARES SOLELY FOR CASH. The receipt of cash by shareholders of the Company who, pursuant to the Offer, exchange all of their Shares solely for cash will, except as indicated below under "Dividend Treatment -- Constructive Ownership Rules", result in capital gain or loss to such shareholder measured by the difference between the adjusted basis of the Shares surrendered and the cash received. (See "Taxation of Capital Gains" below.) Since the Offer is only an offer to purchase a majority of the Shares, if more than a majority of such shares are tendered, the amount of cash payable to tendering shareholders pursuant to the Offer will be prorated and the portion of such tendering shareholders' shares not exchanged in the Offer would be exchanged for Parent Common Stock in the Proposed Merger. Because it is likely that more than a majority of such shares will be tendered pursuant to the Offer, it is highly unlikely that any of the tendering shareholders of the Company will receive solely cash in exchange for all of their Shares.

        (c) EXCHANGE OF SHARES FOR PARENT COMMON STOCK AND CASH. No loss will be recognized (except in connection with any cash received in lieu of fractional shares of Parent Common Stock) by shareholders of the Company who, pursuant to the Offer and the Proposed Merger, receive cash for a portion of their Shares and shares of Parent Common Stock for the balance of their Shares. Any such shareholder will realize gain equal to the excess, if any, of the cash and the aggregate fair market value of the Parent Common Stock received pursuant to the Proposed Merger over such shareholder's adjusted basis in the Shares exchanged therefor, but will recognize any realized gain as taxable income only to the extent of the cash received. Such recognized gain will, as a general rule (except as discussed below under "Dividend Treatment -- Constructive Ownership Rules"), constitute capital gain (see "Taxation of Capital Gains" below). Such shareholder's adjusted basis for the shares of Parent Common Stock received pursuant to the Proposed Merger will be the same as the adjusted basis of the Shares surrendered in exchange therefor plus the adjusted basis of the Shares sold pursuant to the Offer, decreased by the amount of cash received and increased by the amount of gain or dividend income recognized, and the holding period of such shares of Parent Common Stock will include the period during which the Shares exchanged therefor were held by such shareholder.

    TAXATION OF CASH RECEIVED IN LIEU OF FRACTIONAL SHARES. Where the only cash received by a shareholder of the Company is received in lieu of a fractional share of Parent Common Stock, such cash will generally be treated as received in exchange for such fractional share of Parent Common Stock and not as a dividend, and gain or loss recognized as a result of the receipt of such cash will be capital gain or loss if the fractional share would have constituted a capital asset in the hands of the shareholder.

    TAXATION OF CAPITAL GAINS. Under recently enacted legislation, a noncorporate shareholder would be subject to tax at ordinary income rates if the Shares were held for one year or less, at a maximum rate of 28% if held for more than one year but not more than eighteen months, and at a maximum rate of 20% if held for more than eighteen months.

    DIVIDEND TREATMENT -- CONSTRUCTIVE OWNERSHIP RULES. As noted above, shareholders of the Company who receive both cash (other than cash solely in lieu of fractional shares of Parent Common Stock) and shares of Parent Common Stock pursuant to the Offer and the Proposed Merger and realize gain, will, as a general rule, recognize capital gain limited to the amount of cash received in the event the transaction is treated as a reorganization. Shareholders of the Company who receive cash pursuant to the Offer who own or are deemed to own constructively Shares that are exchanged for shares of Parent Common Stock in the Proposed Merger (or that already own or are deemed to own constructively Parent

Common Stock before the Proposed Merger) may be subject to the rules of Section 302 of the Code for purposes of determining whether part or all of the cash received by them is to be taxed as ordinary dividend income as opposed to capital gain. A shareholder may be deemed under the constructive ownership rules of Section 318 of the Code to own Parent Common Stock or Shares that are owned or deemed to be owned by related individuals or entities, or that are subject to being acquired upon the exercise by such shareholder or other person of an option or conversion right.

    For purposes of determining whether cash received pursuant to the Offer and/or the Proposed Merger will be treated as capital gain or ordinary dividend income for federal income tax purposes, a shareholder of the Company will be treated as if such shareholder first exchanged all of such shareholder's Shares solely for Parent Common Stock ("Deemed Parent Common Stock Ownership"), and then Parent immediately redeemed a portion of such Parent Common Stock (the "Deemed Redemption") in exchange for the cash such shareholder actually received.

    In general, the determination of whether the cash received will be treated as generating capital gain or ordinary dividend income depends upon whether and to what extent there is a reduction in the shareholder's Deemed Parent Common Stock Ownership as a result of the Deemed Redemption. A shareholder of the Company who exchanges such Shares for a combination of Parent Common Stock and cash will recognize capital gain rather than ordinary dividend income if the Deemed Redemption (described in the preceding paragraph) is either (a) "substantially disproportionate" with respect to such shareholder or (b) is "not essentially equivalent to a dividend".

        SUBSTANTIALLY DISPROPORTIONATE TEST. A shareholder of the Company will satisfy the "substantially disproportionate" test if the percentage of the outstanding stock of Parent actually and constructively owned by such shareholder immediately after the Deemed Redemption by Parent as a result of the Offer, the Proposed Merger, or otherwise, is less than 80% of the percentage of the outstanding stock of Parent that such shareholder is deemed actually and constructively to have owned immediately before the Deemed Redemption by Parent.

        NOT ESSENTIALLY EQUIVALENT TO A DIVIDEND TEST. Whether the Deemed Parent Common Stock Ownership and the Deemed Redemption are "not essentially equivalent to a dividend" with respect to a shareholder of the Company will depend upon such shareholder's particular circumstances. In order for a payment in redemption of stock to be treated as "not essentially equivalent to a dividend", there must be a "meaningful reduction" in such Company shareholder's stock ownership. In determining whether a reduction in a shareholder of the Company's Deemed Parent Common Stock Ownership (discussed above) has occurred, the amount of the Deemed Parent Common Stock Ownership should be compared to the Parent Common Stock actually held by a shareholder of the Company after the Proposed Merger. Even if a shareholder of the Company does not satisfy the "substantially disproportionate" test described above, the IRS has ruled that a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a "meaningful reduction" if such shareholder has even a fractional reduction in such shareholder's percentage stock ownership.

        In most circumstances, therefore, gain recognized by a shareholder of the Company who exchanges Shares for a combination of Parent Common Stock and cash will not be ordinary income but will be capital gain, taxed as discussed above under "Taxation of Capital Gains". Therefore, Parent intends to treat cash payments pursuant to the Offer and the Proposed Merger as proceeds arising from the sale or exchange of Shares, rather than as dividends, for federal income tax reporting purposes. Shareholders of the Company who receive cash should, however, consult their own tax advisors to determine the proper treatment of such payments (including the impact, if any, of the Shares or Parent Common Stock owned by persons related to such shareholder of the Company).

    TRANSFER TAXES. Parent may pay certain transfer taxes imposed on shareholders of the Company in connection with the Offer and the Proposed Merger. Any such payments made on behalf of a shareholder should result in the deemed receipt of additional consideration by such shareholder in proportion to the number of Shares owned by such shareholder, taxable as described above with respect to cash proceeds. In such event, such shareholder should be deemed to have paid such tax on its own behalf and therefore such shareholder should be permitted to reduce such shareholder's gain (or increase such shareholder's loss) realized on the sale by the amount of the tax. Shareholders should consult their tax advisors about the possibility that any such taxes paid on their behalf would reduce the amount realized and/or be added to the adjusted basis of any Parent Common Stock received in the Proposed Merger.

    WITHHOLDING. Unless a shareholder complies with certain reporting and/or certification procedures or is an exempt recipient under applicable provisions of the Code and Treasury regulations promulgated thereunder, such shareholder may be subject to backup withholding at a rate of 31% with respect to any consideration received pursuant to the Offer and Proposed Merger. Shareholders should consult their brokers to ensure compliance with such procedures. Foreign shareholders should consult with their own tax advisors regarding withholding taxes.

    THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE MAY NOT APPLY TO CERTAIN CATEGORIES OF HOLDERS OF SHARES SUBJECT TO SPECIAL TREATMENT UNDER THE CODE, SUCH AS FOREIGN HOLDERS AND HOLDERS WHOSE SHARES WERE ACQUIRED PURSUANT TO THE EXERCISE OF AN EMPLOYEE STOCK OPTION OR OTHERWISE AS COMPENSATION, OR WHO HOLD RESTRICTED STOCK. SHAREHOLDERS OF THE COMPANY ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE OFFER AND THE PROPOSED MERGER, INCLUDING ANY STATE, LOCAL OR OTHER TAX CONSEQUENCES OF THE OFFER AND THE PROPOSED MERGER.

    6. PRICE RANGE OF SHARES; DIVIDENDS. According to the Company's Annual Report on Form 10-K for the fiscal year ended December 27, 1996 (the "Company Form 10-K"), the Shares are listed and principally traded on the NYSE and quoted under the symbol "PSX". The following table sets forth, for the quarters indicated, the high and low sales prices per Share on the NYSE as reported by the Dow Jones News Service and the amount of cash dividends paid per Share according to published financial sources.

                                                                                       HIGH          LOW       DIVIDENDS
                                                                                    -----------  -----------  -----------
Calendar Year Ended December 31, 1995:
  First Quarter...................................................................  $      241/8 $      161/2  $    0.03
  Second Quarter..................................................................         213/4        141/8       0.03
  Third Quarter...................................................................         261/2        177/8       0.03
  Fourth Quarter..................................................................         273/8        191/2       0.03
Calendar Year Ended December 31, 1996:
  First Quarter...................................................................  $      247/8 $      183/4  $    0.03
  Second Quarter..................................................................         223/8        151/4       0.03
  Third Quarter...................................................................         161/2        11          0.03
  Fourth Quarter..................................................................         123/4        101/4       0.03
Calendar Year Ending December 31, 1997:
  First Quarter...................................................................  $      14    $      111/8  $    0.03
  Second Quarter..................................................................         145/8        111/8       0.03
  Third Quarter...................................................................         177/8        131/4       0.03
  Fourth Quarter (through December 12, 1997)......................................         173/8        131/2       0.03

    On December 12, 1997, the last full trading day prior to the date of this Offer to Purchase and Parent's public announcement of its intention to make the Offer, the closing price per Share as reported on the NYSE was $15.44. Past performance is not necessarily indicative of likely future price performance.

    SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

    Prior to the occurrence of the Separation Time, the Rights are attached to outstanding Shares and may not be traded separately. As a result, the sales prices per Share set forth above include the associated Rights. As a result of the commencement of the Offer, the Separation Time may occur, after which the Rights will separate and will begin trading apart from the Shares. IN SUCH EVENT, SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION, IF ANY, FOR THE RIGHTS.

    7. CERTAIN INFORMATION CONCERNING THE COMPANY. The information concerning the Company contained in this Offer to Purchase, including financial information and information relating to the Rights and the Rights Agreement, has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. Neither Purchaser nor Parent assumes any responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Purchaser or Parent.

    GENERAL. According to the Company Form 10-K, the Company is a California corporation with its principal executive offices located at 620 Newport Center Drive, Suite 700, Newport Beach, California 92660. According to the Company Form 10-K, the Company manufactures and sells the products of two segments --electrical equipment and safety equipment. The electrical equipment segment produces: electric motors and generators and related motion control devices such as controllers and drivers, electronic instruments for particle measurement, electromechanical and electronic controls for use mainly by electric utilities, including the controls for street and highway lighting and electronic ballasts for fluorescent lights. The safety equipment segment produces: fire detection and suppression equipment, personnel safety restraints, mechanical and electromechanical flight control components and pyrotechnics. This segment also provides service for products already delivered to customers. These products are used mainly in commercial and military aircraft and vehicles, but are also used in a variety of other commercial and industrial applications.

    FINANCIAL INFORMATION. The following table represents the selected historical statement of operations and balance sheet data of the Company. The financial data presented below as of and for the fiscal year ended December 25, 1992, have been derived from the condensed consolidated statements of income, condensed consolidated balance sheets and other financial data of the Company in the Company's 1996 Annual Report to Shareholders. The Financial Data presented below as of and for the fiscal year ended December 31, 1993 have been derived from the audited consolidated financial statements of the Company in the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 1995. The financial data presented below as of and for each of the fiscal years ended December 30, 1994, December 29, 1995 and December 27, 1996 have been derived from the audited consolidated financial statements of the Company in the Company's Annual Report on Form 10-K for the fiscal year ended December 27, 1996. The balance sheet data as of September 27, 1996 have been derived from the unaudited financial statements of the Company in the Company's Form 10-Q for the nine months ended September 27, 1996. The statement of operations data for the nine months ended September 27, 1996 and the financial data as of and for the nine months ended September 26, 1997 have been derived from the unaudited financial statements of the Company in the Company's Form 10-Q for the nine months ended September 26, 1997. The operating results for the nine months ended September 26, 1997 are not necessarily indicative of the results that may be expected for the year ending December 26, 1997. The Company's selected historical financial data should be read in conjunction with, and are qualified in their entirety by reference to, the historical financial statements (and related notes) of Pacific Scientific which are incorporated by reference herein.

    Pacific Scientific reports quarterly and annual earnings results using methods required by generally accepted accounting principles. Pacific Scientific prepares its financial statements on the basis of a fiscal year beginning the day following the end of the prior fiscal year and ending on the last Friday in December.

                           PACIFIC SCIENTIFIC COMPANY
              SUMMARY SELECTED CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                              NINE
                                                                     FISCAL YEARS ENDED(1)                MONTHS ENDED
                                                                           (AUDITED)                      (UNAUDITED)
                                                         ----------------------------------------------  --------------
                                                          DECEMBER 30,    DECEMBER 29,    DECEMBER 27,   SEPTEMBER 26,
                                                              1994            1995            1996            1997
                                                         --------------  --------------  --------------  --------------
STATEMENT OF OPERATIONS DATA:
Net Sales..............................................   $    247,683    $    284,812    $    294,779    $    227,744
Costs and Expenses
  Cost of Sales........................................        164,941         186,224         203,074         154,428
  Selling, Marketing, General and Administrative.......         51,967          59,519          63,569          47,397
  Research and Development.............................         11,793          15,750          15,974           9,880
Cost of Solium Restructuring and Other Charges.........        --              --                7,500         --
                                                         --------------  --------------  --------------  --------------
Operating Income.......................................         18,982          23,319           4,662          16,039
  Other Income (Expense), net..........................         (2,240)         (3,229)         (4,362)         (1,630)
                                                         --------------  --------------  --------------  --------------
Income Before Income Taxes.............................         16,742          20,090             300          14,409
Income Taxes...........................................         (6,481)         (7,340)           (131)         (5,384)
Loss from Discontinued Operations......................        --              --              --              (13,563)
                                                         --------------  --------------  --------------  --------------
Net Income (Loss)......................................   $     10,261    $     12,750    $        169    ($     4,538)
                                                         --------------  --------------  --------------  --------------
                                                         --------------  --------------  --------------  --------------
Net Income (Loss) per share (Fully diluted)............   $       0.83    $       1.01    $       0.01    $      (0.36)

BALANCE SHEET DATA:(2)
Total Assets...........................................   $    180,635    $    225,018    $    229,490    $    220,800
Long-Term Debt.........................................   $     42,936    $     63,719    $     83,108    $     70,187
Common Stock Outstanding at Par Value..................   $     11,922    $     12,071    $     12,195    $     12,382
Total Stockholders' Equity.............................   $     92,773    $    106,486    $    106,810    $    102,865

------------------------

(1) Statements of Operations for the years presented do not include the operating results of Solium as a Discontinued Operation as this information was not publicly available (refer to the Company Current Report on Form 8-K dated April 21, 1997).

(2) Balance Sheet data at September 27, 1996 and for the fiscal years presented do not include the Solium business as a discontinued operation as this information was not publicly available.

    The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's shareholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. The Commission also maintains an Internet site on the World Wide Web at http:// www.sec.gov that contains reports, proxy statements and other information. Copies of such materials may also be obtained by mail, upon payment of the Commission's customary fees, by writing to its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The information should also be available for inspection at the NYSE, 20 Broad Street, New York, New York 10005.

    8. CERTAIN INFORMATION CONCERNING PURCHASER AND PARENT. Purchaser is a newly incorporated Delaware corporation organized in connection with the Offer and the Proposed Merger and has not carried on any activities other than in connection with the Offer and the Proposed Merger. The principal offices of Purchaser are located at Reservoir Place, 1601 Trapelo Road, Waltham, Massachusetts 02154. Purchaser is a wholly owned subsidiary of Parent.

    Until immediately prior to the time that Purchaser will purchase Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Proposed Merger. Because Purchaser is newly formed and has minimal assets and capitalization, no meaningful financial information regarding Purchaser is available.

    Parent is a New York corporation. Parent's principal offices are located at Reservoir Place, 1601 Trapelo Road, Waltham, Massachusetts 02154. Parent believes it is one of the major worldwide manufacturers of high performance electronic motion control components and systems. Parent's products include brushless, permanent magnet motors and associated electronic servo amplifiers and controllers. Parent also manufacturers integrated electromechanical actuators and periscopes, as well as stabilized weapons control systems for ground vehicles and naval vessels. These products and systems are manufactured by Parent in the United States, France, Germany, Israel, India, Vietnam and the People's Republic of China, and are sold around the world by Parent's separate sales and marketing organizations for each of the commercial and industrial and aerospace and defense markets.

    Parent's commercial and industrial products are sold to original equipment manufacturers of machine tools, robotics, electronic, semi-conductor and automation equipment, packaging and textile machinery, medical instruments and equipment, office automation and computer peripherals.

    Parent's aerospace and defense products include components and systems for secondary flight controls, utility actuators, airborne power conversion equipment, radar pedestals, weapons directors, periscopes and missiles.

    A wholly owned subsidiary of Parent, Proto-Power Corporation, provides engineering services to domestic fossil and nuclear electric companies and independent power producers.

    The name, citizenship, business address, principal occupation or employment, and five-year employment history for each of the directors and executive officers of Purchaser and Parent and certain other information are set forth in
Schedule I hereto.

    Set forth below are certain selected consolidated financial data relating to Parent and its subsidiaries for Parent's last three fiscal years, which have been excerpted or derived from the audited financial statements contained in Parent's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 and from the unaudited financial statements contained in Parent's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1997, in each case filed by Parent with the Commission. More comprehensive financial information is included in such reports and other documents filed by Parent with the Commission, and the following financial data is qualified in its entirety by reference to such reports and other documents, including the financial information and related notes contained therein, which are incorporated herein by reference. Such reports and other documents may be inspected and copies may be obtained from the offices of the Commission in the same manner as set forth with respect to information about the Company in "Section 7. Certain Information Concerning the Company".

                             KOLLMORGEN CORPORATION
              SUMMARY SELECTED CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                        NINE
                                                                                                       MONTHS
                                                                                                       ENDED
                                                               FISCAL YEARS ENDED DECEMBER 31,     SEPTEMBER 30,
                                                                          (AUDITED)                 (UNAUDITED)
                                                            -------------------------------------  --------------
                                                               1994         1995         1996           1997
                                                            -----------  -----------  -----------  --------------
STATEMENT OF
  OPERATIONS DATA:
Net sales.................................................  $   191,771  $   228,655  $   230,424   $    163,054
Cost of sales.............................................      124,627      152,614      152,928        113,590
                                                            -----------  -----------  -----------  --------------
Gross profit..............................................       67,144       76,041       77,496         49,464
                                                            -----------  -----------  -----------  --------------
Selling and marketing expense.............................       27,753       29,412       27,570         15,003
General and administrative expense........................       21,491       22,435       24,348         17,412
Research and development expense..........................       10,843       13,178       12,143          7,249
Acquired research and development.........................      --           --           --              11,391
                                                            -----------  -----------  -----------  --------------
Income (loss) before interest, minority interest and
  taxes...................................................        7,057       11,016       13,435         (1,591)
Other (income) expense:...................................        3,821        3,859        5,045          2,868
                                                            -----------  -----------  -----------  --------------
Income (loss) before minority interest and income taxes...        3,236        7,157        8,390         (4,459)
Minority interest.........................................      --           --               514            222
Income tax benefit (provision)............................          815      --           --              (1,978)
Joint Venture:
    Equity in Earnings....................................      --           --           --               1,430
      Gain on sale of investment, net of income taxes.....      --           --           --              24,321
                                                            -----------  -----------  -----------  --------------
Net income (loss).........................................  $     4,051  $     7,157  $     8,904   $     19,536
                                                            -----------  -----------  -----------  --------------
                                                            -----------  -----------  -----------  --------------
Net income available to common shareholders...............  $     1,727  $     2,509  $     8,619   $     19,536
Earnings (loss) per common share fully diluted............  $      0.18  $      0.26  $      0.86   $       1.87
Number of shares used in calculating earnings per share...        9,642        9,670       10,042         10,444

BALANCE SHEET DATA:
Total Assets..............................................  $   138,201  $   147,474  $   141,330   $    142,144
Total Debt................................................  $    53,991  $    49,808  $    65,541   $     44,775
Redeemable Preferred Stock (a)............................  $    22,532  $    25,506      --             --
Cash Dividends............................................  $      0.08  $      0.08  $      0.08   $       0.06
Common Stock Outstanding at Par Value.....................  $    26,891  $    26,904  $    26,914   $     26,919
Total Shareholders' Equity................................  $     9,880  $    11,297  $    21,779   $     41,911

------------------------

(a) The Preferred Stock at December 31, 1995 is presented at its liquidation value of $22,750 plus the 10% premium of $2,756. (Refer to Kollmorgen's Annual Report on Form 10-K)

                               PARENT CORPORATION
                  NOTES TO SELECTED HISTORICAL FINANCIAL DATA

(1) Effective December 31, 1996, Parent combined its Macbeth division with the Color Control Systems business of Gretag AG and received 48% of the shares in the Swiss holding company which controls the two businesses (the "Joint Venture"). Accordingly, at December 31, 1996, and through the second quarter of 1997, the Macbeth division was not consolidated in Parent's financial statements, but instead Parent accounted for its interest in the Joint Venture using the equity method.

   Effective June 17, 1997, Parent agreed, pursuant to a firm underwriting agreement, to sell approximately 88% of its interest in the Joint Venture as part of an initial public offering on the Swiss stock exchange. On June 25, 1997 Parent sold approximately 88% of its interest in the Joint Venture, receiving approximately $38 million. Subsequently in August, 1997, Parent sold the remaining shares to the underwriter, receiving approximately $4.0 million in cash. Parent's financial statements reflect a gain in the second quarter of 1997 of approximately $24 million on the sale of its shares in the Joint Venture. The gain is net of $2 million in income taxes and utilization of net operating loss and other tax credit carryforwards.

   Refer to Note 2 of the 1996 financial statements contained in Parent's Annual
    Report on Form 10-K for the year ended December 31, 1996 for additional information.

(2) Effective April 2, 1997, Parent agreed to purchase all of the remaining shares of Servotronix Ltd. ("Servotronix") for cash of $6.4 million and through the issuance of 257,522 shares of Parent Common Stock. The shares not yet purchased are a liability of Parent in the amount of $1.8 million at September 30, 1997. Accordingly, Parent has accounted for the purchase of Servotronix as if 100% of the shares were purchased on April 2, 1997.

(3) Effective June 10, 1997, Parent entered into a binding agreement to purchase all of the shares of Fritz A. Seidel Elektro-Automatik GmbH ("Seidel"). Accordingly, Parent consolidated the balance sheet of Seidel as of June 30, 1997. Effective in the third quarter of 1997, the results of operations for Seidel are consolidated in Parent's financial statements.

(4) In connection with the acquisitions of Servotronix and Seidel, Parent has allocated the purchase price to the assets acquired, both tangible and intangible, and any excess of the purchase price over the assets acquired has been classified as goodwill. A portion of the purchase price has been allocated to in-process research and development for products which are not yet feasible and the value of the in-process research and development of $10.5 million was expensed as acquired research and development in the second quarter of 1997. Also included in acquired research and development was a charge of approximately $0.9 million for technology acquired unrelated to the Servotronix and Seidel acquisitions.

    Parent owns 100 Shares and Purchaser owns 100 Shares, together representing less than one percent of the 12,381,595 Shares outstanding at September 26, 1997, which were acquired in open market transactions on December 3, 1997 at $15 3/16 per Share. Schedule II hereto sets forth information with respect to each purchase of Shares made by Parent during the past 60 days.

    Except as described in this Offer to Purchase and in Schedule II hereto, (i) none of Purchaser, Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Purchaser, Parent or any of the persons so listed, beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Purchaser, Parent nor, to the best knowledge of Purchaser and Parent, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

    Except as otherwise described in this Offer to Purchase, none of Purchaser, Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, since December 31, 1993, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer to Purchase, since December 31, 1993, there have been no contacts, negotiations or transactions between any of Purchaser, Parent, or any of their respective subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

    9. FINANCING OF THE OFFER AND THE PROPOSED MERGER. The total amount of funds required for the purchase of 6,347,241 Shares is approximately $130.1 million. The determination that such number of Shares equals a majority of the Shares outstanding on a fully diluted basis is based on publicly available information about the Company, and the actual Minimum Number of Shares, and the total amount of funds required to purchase such Shares, may differ. Purchaser will obtain all of such funds from Parent. Parent intends to obtain the funds from a bank facility (the "Facility") to be arranged by Salomon Smith Barney. Parent, Salomon Smith Barney and SBHCI have entered into a commitment letter, dated December 9, 1997 (the "Commitment Letter"), pursuant to which SBHCI has committed, subject to the conditions set forth therein (including, without limitation, that all conditions of the Offer are satisfied and that Parent has either (i) entered into a definitive merger agreement with the Company or (ii) that the Parent Nominees shall, or that SBHCI shall otherwise be satisfied that the Parent Nominees will upon consummation of the Offer, constitute a majority of the Company Board), to provide to Parent and the Company up to $300 million pursuant to a fully secured financing (the "Financing"), to pay the Offer Price for the Shares to be purchased in the Offer, to refinance existing indebtedness of Parent and the Company, to provide funds for general corporate purposes and to pay related fees and expenses. SBHCI expects to syndicate the Facility in the bank syndicate market.

    The Financing consists of two phases. In Phase I there are two nine-month secured revolving credit facilities available for borrowing, one in an aggregate principal amount of $175 million (the "Phase I Tender Facility"), available to Parent and the other in an aggregate principal amount of $125 million, available to the Company (the "Phase I Company Facility", and together with the Phase I Tender Facility, the "Phase I Facilities"). The Phase I Facilities may be drawn on or after the date on which Purchaser accepts the Shares for payment and consummates the Tender Offer (the "Closing Date") and may be drawn in multiple drawings. Phase II of the Financing consists of a secured term credit facility in an aggregate principal amount of $175 million, available to both Parent and the Company (the "Term Facility") and a secured revolving credit facility in an aggregate principal amount of $125 million (the "Revolving Credit Facility", and together with the Term Facility, the "Phase II Facilities"), a portion of which may be used for letters of credit. The entire Term Facility must be drawn in a single drawing on the date on which the Proposed Merger is consummated (the "Merger Date") and the Revolving Credit Facility is also available on or after the Merger Date. Amounts borrowed under the Revolving Credit Facility and the Phase I Facilities that are repaid may be reborrowed. Amounts borrowed under the Term Facility that are repaid or prepaid may not be reborrowed.

    The Facility will be available to Parent and the Company subject to various conditions precedent including, but not limited to (i) satisfaction of the conditions to the Offer; (ii) Parent having entered into a definitive merger agreement with the Company or Parent Nominees constituting, or that SBHCI shall otherwise be satisfied that Parent's Nominees will constitute upon consummation of the Offer, a majority of the Company Board; and (iii) certain other conditions customary for facilities and transactions of this type.

    Parent may borrow funds from the Phase I Facilities at an interest rate equal to either (i) the London InterBank Offered Rate plus 2% or (ii) the Alternate Base Rate (defined as the higher of (A) the Prime Rate of the administrative agent or reference bank and (B) the Federal Funds Effective Rate plus 1/2 of 1%) plus 0.5%. Such interest shall be calculated on the basis of actual days elapsed in a year of 360 days (or 365 or 366 days, as the case may be, in the case of Alternate Base Rate loans based on the Prime Rate) and will be paid quarterly, in arrears or at the end of an interest period, in arrears. Default interest is paid at the applicable interest rate plus 2%. A commitment fee of 0.5% per annum will accrue on any unused portion of the Phase I Facilities. The interest rates and commitment fees applicable to the Phase II Facilities will be determined at a later date.

    The obligations of Parent and the Company under the facilities will be unconditionally guaranteed by each domestic and certain foreign subsidiaries of Parent other than the Purchaser. In addition, all borrowings under the Phase I Company Facility will be guaranteed by Parent. The Obligations of both Parent and Purchaser under the Phase I Tender Facility and the guarantees thereof will be secured by a perfected first priority security interest in substantially all of the tangible and intangible assets of Parent, and certain significant subsidiaries (other than Company Common Stock). The Phase I Company Facility and the guarantees thereof will be secured by a perfected first priority security interest in substantially all of the assets of the Company and certain of its subsidiaries. The Phase II Facilities will be secured by all of the assets of both the Company and Parent as well as the stock of the Company and its subsidiaries.

    The Phase I Facilities will mature upon the earlier of nine months after the Closing Date or the Merger Date. The Term Facility will mature seven years after the Closing Date and will amortize quarterly. The Revolving Credit Facility will mature on the earlier of (i) seven years after the Closing Date or (ii) the repayment in full of the Term Facility. Parent must mandatorily prepay borrowings with a percentage of Excess Cash Flow, 100% of the net cash proceeds of all non-ordinary-course asset sales or other dispositions of property by Parent and its subsidiaries (subject to certain exceptions to be agreed upon), 100% of the net proceeds of debt issuances, and 50% of the net proceeds of certain issuances of equity of Parent and its subsidiaries. Parent may voluntarily prepay its loans at any time without premium or penalty.

    Parent makes customary representations, warranties and covenants for facilities of this type including, without limitation: (i) financial maintenance tests consisting of a maximum leverage ratio, a minimum fixed charge coverage ratio, and a minimum net worth level; (ii) maintenance of corporate existence, compliance with laws, payment of taxes, and maintenance of properties and insurance; (iii) maintenance of appropriate interest protection and other hedging arrangements in respect of, at any time, not less than 50% of the aggregate principal amount of loans outstanding at such time under the Facilities; and (iv) limitations on cash dividends, capital stock redemptions and repurchases, indebtedness, liens, loans, investments, capital expenditures, mergers, acquisitions, asset sales (other than sales of margin securities), prepayments, repurchases and redemption of debt, and certain changes in Parent's business. The Facilities also include customary events of default including, without limitation, payment defaults, covenant defaults, cross default, cross acceleration, bankruptcy, material judgments, certain Employee Retirement Income Security Act of 1974 events, actual or asserted invalidity of security documents and a change of control (to be defined in the loan documentation) of Parent. Parent expects that the definitive documentation with respect to the Financing will contain conditions that are customary for transactions of this type.

    The foregoing is not intended to be a complete description of the terms and conditions of the Commitment Letter and is qualified in its entirety by reference to the full text thereof which is incorporated herein by reference and copies of which have been filed as an exhibit to the Tender Offer Statement on
Schedule 14D-1. All capitalized terms which are used in this section and not otherwise defined shall have the meanings ascribed to them in the Commitment Letter.

    Parent has no current specific plans or arrangements for the repayment or refinancing of the borrowings under the Facility. Such plans or arrangements, when made, will be based on Parent's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.

    Parent and the Purchaser have not had access to all of the instruments and agreements under which the Company has existing debt or other obligations (collectively "Company Debt"). There can be no assurance that the purchase of the Shares and the Proposed Merger will not result in an event of default, cross default or other adverse consequences under any or all of the instruments defining the rights of the holders of Company Debt. As a result, it is possible that holders of certain of the Company Debt may have the right to require its immediate payment and Parent may need to refinance this additional indebtedness. In the event that the holders of some or all of the Company Debt have the right to demand its immediate payment upon purchase of the Shares pursuant to the Offer or consummation of the Proposed Merger, Parent presently intends to seek such holders' consent to the Purchaser's assumption of the Company Debt pursuant to the same terms and conditions as such Company Debt presently outstanding or to refinance such Company Debt through additional borrowings.

    10. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY. In the ordinary course of business, Parent analyzes a broad range of strategic alternatives, including possible business combinations with other companies in the motion control business. On August 21, 1996, Mr. Robert J. Cobuzzi, Parent's Senior Vice President and Chief Financial Officer, telephoned Mr. Richard V. Plat, who was at the time the Company's Executive Vice President, Chief Financial Officer and Secretary, to engage in discussions regarding a possible transaction involving Parent and the Company. Mr. Plat reacted negatively, suggesting that the Company's common stock was undervalued by the market. Thereafter, as a matter of course, Parent continued to evaluate a wide array of strategic options. In the second quarter of 1997, Parent intensified its review of a possible business combination with the Company.

    After several months of detailed review of the implications of a possible Parent-Company combination, on or about July 18, 1997, Mr. Gideon Argov, Parent's Chairman, President and Chief Executive Officer, telephoned Mr. Lester Hill, the Company's Chairman, President and Chief Executive Officer, to suggest that they meet to discuss ways in which the companies might cooperate and the possibility of combining Parent and the Company. Mr. Hill agreed and a meeting was arranged for the first week in August 1997.

    On August 1, 1997, Mr. Argov met with Mr. Hill in Newport Beach, California. Mr. Argov discussed the two companies and the motion control industry with Mr. Hill and proposed a merger of Parent and the Company. The merger proposed by Mr. Argov would have been structured as a merger of equals transaction, and Mr. Argov indicated that the key executives of Parent and the Company would become the senior executives of the combined company. Mr. Hill indicated that he needed more time to consider Mr. Argov's proposal. Mr. Argov and Mr. Hill agreed to speak again within the next few weeks.

    On or about August 13, 1997, Mr. Argov telephoned Mr. Hill to ask whether Mr. Hill had considered Mr. Argov's proposal. Mr. Hill responded that he had but that he needed more time to do so since the Company was in the midst of a strategic planning process that was expected to last into September, 1997. Mr. Argov agreed to call Mr. Hill in early September.

    On or about September 15, 1997, Mr. Argov again telephoned Mr. Hill to ask whether Mr. Hill was ready to discuss a possible business combination. Mr. Hill again responded that he was not ready to discuss a possible business combination because of the Company's ongoing strategic planning process. Mr. Argov and Mr. Hill agreed to speak again on October 15 or 16.

    On or about October 15, 1997, Mr. Argov attempted to telephone Mr. Hill, but Mr. Hill did not return Mr. Argov's calls.

    On October 21, 1997, Mr. Argov telephoned Mr. Hill and again proposed that Parent and the Company commence discussions regarding a possible merger. Mr. Hill responded that he had thought about Mr. Argov's suggestion and discussed it with the Company Board and had concluded that it would not be in the best interests of the Company.

    On October 22, 1997, Mr. Hill telephoned Mr. Argov to offer to sell the Company's Automation Intelligence, Inc. business to Parent. Mr. Argov indicated that Parent would not be interested in acquiring only a small piece of the Company's business.

    On December 9, 1997, Mr. Argov telephoned Mr. Hill to inform Mr. Hill that Mr. Argov was authorized by the Parent Board to make a proposal to acquire the Company for $20.50 per share in cash and stock, and that Mr. Hill should expect to receive a letter from Mr. Argov making such a proposal. Mr. Argov reiterated Parent's belief that a combination of the Company and Parent offered unsurpassed benefits to both companies' shareholders and expressed his hope that Mr. Hill and the Company's Board would, once they had undertaken an informed review of Parent's proposal, support the proposed combination and open substantive discussions with Parent. Mr. Hill promised to telephone Mr. Argov with a response to the proposal letter on Friday morning, December 12, 1997. Following that telephone call, Mr. Argov sent to Mr. Hill a letter outlining the contemplated terms of the proposed combination.

    On December 12, 1997, Mr. Hill failed to telephone Mr. Argov as previously agreed. Mr. Argov attempted to reach Mr. Hill by telephone without success. After the close of business on December 12, 1997, Mr. Argov received the following letter by telecopy:

        DEAR MR. ARGOV:

        I HAVE RECEIVED YOUR LETTER OF THE 9TH.

       I HAVE SHARED IT WITH THE BOARD OF DIRECTORS. WE WILL BE BACK TO YOU ONCE WE HAVE HAD THE CHANCE TO FULLY CONSIDER THE MATTER.

        BEST REGARDS,

        LESTER HILL

    On December 15, Mr. Argov sent to Mr. Hill the following letter:

        DEAR BUCK:

           IN AUGUST, YOU AND I MET TO DISCUSS WHAT WE AT KOLLMORGEN BELIEVE ARE THE COMPELLING MERITS OF A STRATEGIC BUSINESS COMBINATION OF KOLLMORGEN CORPORATION AND PACIFIC SCIENTIFIC COMPANY. WE EXPLORED A BROAD RANGE OF TOPICS RELATED TO SUCH A COMBINATION, ALL OF WHICH, MY COLLEAGUES ON THE KOLLMORGEN BOARD AND SENIOR MANAGEMENT TEAM FIRMLY BELIEVE, LEAD TO THE CONCLUSION THAT A STRATEGIC MERGER OF OUR TWO COMPANIES OFFERS SIGNIFICANT BENEFITS TO OUR RESPECTIVE SHAREHOLDERS, CUSTOMERS AND EMPLOYEES. ON DECEMBER 9, I AGAIN DESCRIBED FOR YOU, BOTH OVER THE PHONE AND IN MY LETTER OF THAT DATE, WHAT WE AT KOLLMORGEN BELIEVE ARE SOME OF THE COMPELLING STRATEGIC, OPERATIONAL AND FINANCIAL BENEFITS OF A BUSINESS COMBINATION OF OUR TWO COMPANIES AND THE EXTRAORDINARY VALUE THAT COMBINATION COULD REPRESENT FOR OUR RESPECTIVE SHAREHOLDERS.

           WE AT KOLLMORGEN WERE THUS QUITE DISAPPOINTED THAT IN AUGUST AND AGAIN IN DECEMBER YOU REFUSED TO NEGOTIATE OUR PROPOSAL FOR THIS BUSINESS COMBINATION. ACCORDINGLY, WE HAVE DECIDED TO PRESENT OUR OFFER DIRECTLY TO THE SHAREHOLDERS OF PACIFIC SCIENTIFIC, AND ARE TODAY PUBLICLY

       ANNOUNCING THAT WE ARE COMMENCING A TENDER OFFER TO ACQUIRE HALF OF PACIFIC SCIENTIFIC'S OUTSTANDING SHARES FOR $20.50 PER SHARE IN CASH. PURSUANT TO OUR PROPOSAL, FOLLOWING COMPLETION OF THE TENDER OFFER, KOLLMORGEN AND PACIFIC SCIENTIFIC WILL MERGE, AND EACH REMAINING SHARE OF PACIFIC SCIENTIFIC STOCK WILL BE EXCHANGED FOR KOLLMORGEN COMMON STOCK WITH A VALUE OF $20.50 PER SHARE, BASED ON THE AVERAGE PRICE OF KOLLMORGEN STOCK DURING THE TWENTY TRADING DAYS ENDING FIVE DAYS PRIOR TO THE MEETING OF PACIFIC SCIENTIFIC SHAREHOLDERS CALLED TO VOTE ON THE MERGER. THE VALUE OF THE STOCK CONSIDERATION WILL BE PROTECTED BY A COLLAR.

           AMONG THE KEY ASPECTS OF THE TRANSACTION WE PROPOSE ARE THE
       FOLLOWING:

        - A PREMIUM OF 33%. THE PURCHASE PRICE OF $20.50 PER COMMON SHARE REPRESENTS APPROXIMATELY A 33% PREMIUM OVER PACIFIC SCIENTIFIC'S CLOSING SHARE PRICE OF $15.44 ON THE NEW YORK STOCK EXCHANGE ON FRIDAY, DECEMBER 12, 1997, AND APPROXIMATELY A 37% PREMIUM OVER THE COMPANY'S CLOSING SHARE PRICE FOR THE PRECEDING 30 TRADING DAYS.

        - IMMEDIATE CASH PAYMENT FOR HALF OF PACIFIC SCIENTIFIC'S CAPITAL STOCK. HALF OF PACIFIC SCIENTIFIC'S OUTSTANDING SHARES WILL BE PURCHASED FOR A CASH PAYMENT OF $20.50 PER SHARE IF THE TENDER OFFER IS SUCCESSFULLY CONSUMMATED.

        - CONTINUED PARTICIPATION IN THE FUTURE GROWTH OF THE COMBINED COMPANY. BECAUSE PACIFIC SCIENTIFIC'S SHAREHOLDERS HAVE THE ABILITY TO RECEIVE KOLLMORGEN COMMON STOCK IN THE PROPOSED MERGER, THEY WILL HAVE THE OPPORTUNITY TO PARTICIPATE IN THE FUTURE GROWTH AND SUCCESS OF THE COMBINED ENTERPRISE. UPON CONSUMMATION OF THE PROPOSED MERGER, PACIFIC SCIENTIFIC SHAREHOLDERS WILL HOLD AN EQUITY STAKE OF APPROXIMATELY 43% IN THE COMBINED COMPANY, BASED UPON AN ASSUMED MARKET VALUE FOR KOLLMORGEN COMMON STOCK OF $16.88 PER SHARE (THE CLOSING PRICE OF KOLLMORGEN COMMON STOCK ON DECEMBER 12, 1997).

        - OPERATING AND REVENUE SYNERGIES. BASED ON PUBLIC INFORMATION, KOLLMORGEN MANAGEMENT BELIEVES THAT THE COMBINED COMPANY CAN ACHIEVE MORE THAN $15 MILLION OF ANNUAL OPERATING SYNERGIES IN 1999, RISING TO MORE THAN $20 MILLION IN 2000 AND INCREASING THEREAFTER. MANAGEMENT BELIEVES THESE SYNERGIES CAN BE ACHIEVED PRINCIPALLY FROM COST SAVINGS IN SELLING AND MARKETING EXPENSES AND CONSOLIDATION OF RESEARCH AND DEVELOPMENT, AND EXPECTS TO REALIZE ADDITIONAL SYNERGIES FROM CROSS-SELLING OPPORTUNITIES, JOINT PURCHASING SAVINGS, AND REDUCTION IN CORPORATE EXPENSES.

        - AN ACCRETIVE TRANSACTION. KOLLMORGEN IS CONFIDENT THAT THE PROPOSED COMBINATION WILL BE ACCRETIVE TO EARNINGS PER SHARE IN 1999, THE FIRST FULL YEAR OF OPERATIONS OF THE COMBINED COMPANY, AND INCREASINGLY SO THEREAFTER, BASED UPON THE ANTICIPATED SYNERGIES DESCRIBED ABOVE. KOLLMORGEN EXPECTS THAT, DUE TO THE SUBSTANTIAL NON-RECURRING CHARGES ASSOCIATED WITH THE PROPOSED COMBINATION (WHICH ARE NOT CURRENTLY QUANTIFIABLE) CONSISTING OF RESTRUCTURING CHARGES AND A CHARGE FOR ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT, THE PROPOSED COMBINATION WILL BE SUBSTANTIALLY DILUTIVE IN FISCAL 1998.

        - COMMITTED FINANCING. KOLLMORGEN HAS ENTERED INTO A BINDING COMMITMENT LETTER WITH SALOMON, SALOMON SMITH BARNEY AND ITS AFFILIATE SALOMON BROTHERS HOLDING COMPANY INC IN WHICH SALOMON BROTHERS HOLDING COMPANY INC HAS COMMITTED TO PROVIDE, SUBJECT TO CERTAIN CONDITIONS, WHAT KOLLMORGEN BELIEVES IS A CONSERVATIVELY FINANCED SECURED BANK FACILITY TO FULLY FINANCE THE TRANSACTION, INCLUDING THE REFINANCING OF EXISTING INDEBTEDNESS AND THE PROVISION OF A WORKING CAPITAL FACILITY FOR THE COMBINED COMPANY.

           WE CONTINUE TO FIRMLY BELIEVE THAT CONSOLIDATION IN OUR INDUSTRY IS INEVITABLE, AND THAT NEITHER PACIFIC SCIENTIFIC NOR KOLLMORGEN CAN SIT BY IDLY WHILE COMPETITORS, MANY OF WHICH ARE MUCH LARGER THAN PACIFIC SCIENTIFIC AND KOLLMORGEN, CREATE THE INTERNATIONAL NETWORK AND BROAD PRODUCT OFFERINGS THAT OUR CUSTOMERS DEMAND AND DESERVE. KOLLMORGEN BELIEVES THAT THIS REALITY,

       COUPLED WITH THE NATURAL FIT OF OUR TWO COMPANIES, MAKES A
       KOLLMORGEN/PACIFIC SCIENTIFIC COMBINATION COMPELLING. KOLLMORGEN BELIEVES THAT THE COMBINED COMPANY WILL OFFER CUSTOMERS SUPERIOR PRODUCTS AND SERVICES. AMONG THE MANY ADVANTAGES CONTRIBUTING TO THE COMBINED COMPANY'S ABILITY TO ACHIEVE THESE GOALS WOULD BE:

        - CREATION OF AN INDUSTRY LEADER. A MERGER OF KOLLMORGEN AND PACIFIC SCIENTIFIC WILL ESTABLISH THE COMBINED ENTERPRISE AS A LEADER IN HIGH PERFORMANCE ELECTRONIC MOTION CONTROL--ONE OF THE FASTEST-GROWING SEGMENTS OF THE MOTORS AND CONTROLS BUSINESS. IN A FRAGMENTED INDUSTRY, THE COMBINED ENTERPRISE WILL BE BETTER POSITIONED TO COMPREHENSIVELY SERVE THE NEEDS OF CUSTOMERS AND TAKE ADVANTAGE OF CONSOLIDATION OPPORTUNITIES.

        - STRATEGIC AND OPERATIONAL FIT. HIGHLY COMPLEMENTARY MOTION CONTROL PRODUCT LINES WILL ENABLE THE COMBINED COMPANY TO BECOME A FULL-SERVICE PROVIDER. THE COMBINED COMPANY WILL BE WELL-POSITIONED TO CAPITALIZE ON THE COMPLEMENTARY PRODUCT LINES AND DIFFERING STRENGTHS OF KOLLMORGEN AND PACIFIC SCIENTIFIC ENABLING IT TO OFFER A BROADER ARRAY OF PRODUCTS AND SUPPORT SERVICES TO AN EXPANDED CUSTOMER BASE. IN ADDITION, THE COMBINED COMPANY WOULD TAKE ADVANTAGE OF COST SAVINGS AND EFFICIENCIES RESULTING FROM ECONOMIES OF SCALE IN RESEARCH AND DEVELOPMENT, MARKETING, PRODUCTION AND SOURCING.

        - ENHANCED CAPABILITY TO TAP FOREIGN MARKETS. THE INCREASED SIZE AND GLOBAL SCOPE OF THE COMBINED COMPANY WILL ENABLE IT TO MORE EFFECTIVELY MARKET ITS PRODUCTS TO CUSTOMERS AROUND THE WORLD. KOLLMORGEN HAS ALREADY ESTABLISHED A LOCAL PRESENCE IN GERMANY, FRANCE, ISRAEL, INDIA, CHINA AND ELSEWHERE. THE COMBINED ENTERPRISE WILL BE WELL-POSITIONED TO BUILD ON THIS FOUNDATION, PARTICULARLY IN EUROPE AND THE PACIFIC RIM. KOLLMORGEN BELIEVES THAT THE COMBINED COMPANY WILL BE ABLE TO EXPAND ITS CUSTOMER BASE AND OFFER INTERNATIONAL ON-SITE PRODUCT SUPPORT TO CUSTOMERS, WHILE CONDUCTING MORE EFFECTIVE AND COST-EFFICIENT RESEARCH AND DEVELOPMENT, MARKETING, PRODUCTION AND SOURCING.

        - MANAGEMENT TEAM WITH PROVEN TRACK RECORD. KOLLMORGEN MANAGEMENT HAS DELIVERED YEAR OVER YEAR GROWTH IN SALES AND OPERATING INCOME FROM CONTINUING OPERATIONS FROM 1994 THROUGH 1996, AND WILL DO SO GAIN IN 1997. KOLLMORGEN HAS ACHIEVED THIS BY FOCUSING ON ITS CORE OPERATIONS. KOLLMORGEN ALSO BELIEVES THAT ITS MANAGEMENT HAS MAXIMIZED ITS RETURNS FROM NON-STRATEGIC OPERATIONS. IN ADDITION, KOLLMORGEN'S MANAGEMENT HAS CONSIDERABLE EXPERTISE IN MANAGING DEBT, HAVING REDUCED KOLLMORGEN'S DEBT AND PREFERRED STOCK OBLIGATIONS BY MORE THAN 40% DURING THE PAST THREE FISCAL YEARS AND TRANSITIONED FROM FULLY-SECURED TO UNSECURED CREDIT ARRANGEMENTS.

        - ENHANCED GROWTH OPPORTUNITIES. KOLLMORGEN BELIEVES THAT THE COMBINED ENTERPRISE WILL BE WELL-POSITIONED, STRATEGICALLY, OPERATIONALLY AND FINANCIALLY, TO AGGRESSIVELY PURSUE ATTRACTIVE OPPORTUNITIES FOR EXTERNAL AND INTERNAL GROWTH. KOLLMORGEN IS CONFIDENT THAT THE COMBINED COMPANY'S INCREASED SIZE AND SCOPE WILL ENABLE IT TO BE A LEADER IN THE ACCELERATING CONSOLIDATION OF THE MOTION CONTROL INDUSTRY, AND RAISE ITS VISIBILITY IN THE BUSINESS AND FINANCIAL COMMUNITIES.

           WE BELIEVE THAT THE PROPOSED COMBINATION IS A BOLD, EXCITING INITIATIVE FOR PACIFIC SCIENTIFIC, KOLLMORGEN, AND THE SHAREHOLDERS, CUSTOMERS AND EMPLOYEES OF BOTH COMPANIES. WE ARE FIRMLY COMMITTED TO PURSUING THIS MATTER AND ARE CONVINCED THAT YOUR SHAREHOLDERS WILL STRONGLY SUPPORT OUR PROPOSAL. ALTHOUGH IT IS CLEAR TO US THAT YOU HAVE NOT UP TO NOW GIVEN ADEQUATE CONSIDERATION TO A KOLLMORGEN/PACIFIC SCIENTIFIC COMBINATION, IT IS OUR SINCERE HOPE THAT YOU WILL TAKE THIS OPPORTUNITY TO DO SO. YOUR SHAREHOLDERS DESERVE NO LESS THAN YOUR PROMPT AND FULL CONSIDERATION OF OUR PROPOSAL AND THE OPPORTUNITY TO REALIZE THE FULL BENEFITS OF THIS PROPOSED COMBINATION. WE ARE CERTAIN THAT ONCE YOU HAVE UNDERTAKEN AN INFORMED REVIEW OF OUR PROPOSAL, YOU WILL SHARE IN OUR VISION AND WILL SUPPORT A COMBINATION OF OUR TWO COMPANIES. WE CONTINUE TO

       BE INTERESTED IN PROCEEDING WITH THIS TRANSACTION ON A FRIENDLY AND EXPEDITIOUS BASIS SO THAT YOUR SHAREHOLDERS, AS WELL AS OURS, CAN BEGIN TO RECEIVE PROMPTLY THE BENEFITS OF OUR OFFER.

           IN ORDER TO ENSURE THAT YOUR SHAREHOLDERS ARE PERMITTED TO CHOOSE FREELY TO ACCEPT OUR OFFER, WE ARE ALSO ANNOUNCING TODAY OUR INTENTION TO SOLICIT CONSENTS TO CALL A SPECIAL MEETING OF PACIFIC SCIENTIFIC'S SHAREHOLDERS TO REMOVE THE INCUMBENT MEMBERS OF PACIFIC SCIENTIFIC'S BOARD OF DIRECTORS AND ELECT OUR NOMINEES TO THE BOARD. SUBJECT TO THEIR FIDUCIARY DUTIES, IF ELECTED WE EXPECT OUR NOMINEES WOULD AMEND THE PACIFIC SCIENTIFIC RIGHTS PLAN OR REDEEM THE RIGHTS TO ENABLE THE CONSUMMATION OF THE PROPOSED TRANSACTION, APPROVE THE PROPOSED TRANSACTION IF REQUIRED UNDER PACIFIC SCIENTIFIC'S CHARTER, AND TAKE ALL OTHER ACTIONS NECESSARY TO REMOVE ANY IMPEDIMENTS TO YOUR SHAREHOLDERS' ABILITY TO ACCEPT OUR OFFER. WE ALSO INTEND TO SUBMIT A PROPOSAL DESIGNED TO PREVENT THE CURRENT BOARD FROM TAKING ANY ACTIONS TO FRUSTRATE THE ABILITY OF PACIFIC SCIENTIFIC'S SHAREHOLDERS TO DETERMINE THE FUTURE OF THEIR COMPANY.

           WE ARE ALSO TODAY COMMENCING LITIGATION AGAINST PACIFIC SCIENTIFIC AND THE PACIFIC SCIENTIFIC BOARD IN THE UNITED STATES DISTRICT COURT FOR THE CENTRAL DISTRICT OF CALIFORNIA SEEKING TO ASSURE PACIFIC SCIENTIFIC'S SHAREHOLDERS THE RIGHT TO REPLACE THE PACIFIC SCIENTIFIC BOARD AND AN OPPORTUNITY TO ACCEPT OUR OFFER AND PROPOSED MERGER.

           WE URGE THE PACIFIC SCIENTIFIC BOARD OF DIRECTORS TO FACILITATE THE PROPOSED TRANSACTION AND REMOVE ALL OBSTACLES TO THE REALIZATION OF EXCEPTIONAL VALUE BY YOUR SHAREHOLDERS. AS INDICATED ABOVE, OUR PREFERENCE IS TO PROCEED WITH THE PROPOSED TRANSACTION ON A FRIENDLY BASIS AND WITH THE SUPPORT OF PACIFIC SCIENTIFIC'S MANAGEMENT AND BOARD OF DIRECTORS. ACCORDINGLY, WE AND OUR ADVISORS REMAIN READY AND WILLING TO MEET WITH YOU AND YOUR ADVISORS AT ANY TIME TO DISCUSS OUR PROPOSAL AND COMMENCE THE NEGOTIATION OF DEFINITIVE DOCUMENTATION FOR THE TRANSACTION.

           WE LOOK FORWARD TO HEARING FROM YOU.

                                              VERY TRULY YOURS,
                                              GIDEON ARGOV
                                              CHAIRMAN, PRESIDENT AND
                                              CHIEF EXECUTIVE OFFICER

        CC:  MEMBERS OF THE BOARD OF DIRECTORS
           OF PACIFIC SCIENTIFIC COMPANY

    Later that same day, Parent commenced the Offer and the Solicitation and filed definitive consent solicitation materials and a related registration statement with the Commission.

    Also on December 15, 1997, Parent commenced the Litigation seeking, among other things, an order (i) declaring that failure to redeem the Rights or render the Rights inapplicable to the Offer and the Proposed Merger or to approve the Offer and the Proposed Merger for purposes of Article Fifth would constitute a breach of the Company Board's fiduciary duties to the Company's shareholders under California law, (ii) invalidating the Rights or compelling the Company Board to redeem the Rights or render the Rights inapplicable to the Offer and the Proposed Merger, (iii) compelling the Company Board to approve the Offer and the Proposed Merger for purposes of Article Fifth and (iv) enjoining the Company Board from taking any actions to interfere with the Offer, the Solicitation or the Proposed Merger.

    11. PURPOSE OF THE OFFER; PLANS FOR THE COMPANY AFTER THE OFFER AND THE PROPOSED MERGER.

    PURPOSE OF THE OFFER. The purpose of the Offer and the Proposed Merger is for Parent to acquire control of, and the entire equity interest in, the Company. The purpose of the Proposed Merger is for Parent to acquire all Shares not purchased pursuant to the Offer. Upon consummation of the Proposed Merger, the Company will become a wholly owned subsidiary of Parent.

    Parent is seeking to negotiate with the Company a definitive merger agreement pursuant to which the Company would, as soon as practicable following consummation of the Offer, consummate a Proposed Merger or similar business combination with Parent, Purchaser or another direct or indirect subsidiary of Parent. At the Effective Time, each Share then outstanding (other than Shares held by the Company or any wholly owned subsidiary of the Company and Shares owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent and Shares held by shareholders of the Company who shall have demanded and perfected, and who shall not have withdrawn or otherwise lost, dissenters' rights, if any, under the CGCL) would be converted into the right to receive $20.50 of Parent Common Stock. The exact number of shares of Parent Common Stock into which each Share will be converted in the Proposed Merger will be determined by dividing $20.50 by the average, over the 20 consecutive trading days ending five days prior to the meeting of the shareholders of the Company called for the purpose of voting on the Proposed Merger, of the daily average of the high and low per share sales prices of Parent Common Stock (weighted by sales volume). In the event that such average during such period is less than $15.19 or greater than $18.56, the exchange ratio would be fixed at 1.350 shares of Parent Common Stock or 1.104 shares of Parent Common Stock, respectively, per Share. In such event, the Company's shareholders could receive Parent Common Stock in the Proposed Merger with a value greater or lesser than $20.50.

    To date, the Company has refused to enter into negotiations with Parent. Accordingly, Parent has commenced the Solicitation to urge the Company's shareholders to take action by written consent to call the Special Meeting in order to, among other things, remove the entire Company Board and fill the newly created vacancies on the Company Board with the Parent Nominees, who are expected to take such actions, subject to their fiduciary duties under applicable law, as may be necessary to consummate the Offer and the Proposed Merger. Parent expects that, if elected, and subject to their fiduciary duties under applicable law, the Parent Nominees would cause the Company Board to (i) amend the Rights Agreement or redeem the Rights, or otherwise act to ensure that the Rights Condition is satisfied, (ii) approve the Offer and the Proposed Merger for purposes of Article Fifth or otherwise act to ensure that the Article Fifth Condition is satisfied and (iii) take any other actions necessary to permit the Offer and the Proposed Merger to be consummated. The Solicitation will be made pursuant to separate consent solicitation materials complying with the requirements of Section 14(a) of the Exchange Act, and the rules and regulations promulgated thereunder. On December 15, 1997, Parent filed definitive consent solicitation materials in connection with the Solicitation with the Commission, which are being mailed to shareholders of the Company together with this Offer to Purchase.

    On December 15, 1997, Parent commenced the Litigation, seeking, among other things, an order (i) declaring that failure to redeem the Rights or render the Rights inapplicable to the Offer and the Proposed Merger or to approve (if necessary) the Offer and the Proposed Merger for purposes of Article Fifth would constitute a breach of the Company Board's fiduciary duties to the Company's shareholders under California law, (ii) invalidating the Rights or compelling the Company Board to redeem the Rights or render the Rights inapplicable to the Offer and the Proposed Merger, (iii) compelling the Company Board to approve the Offer and the Proposed Merger for purposes of Article Fifth, if necessary and
(iv) enjoining the Company Board from taking any actions to interfere with the Offer, the Solicitation or the Proposed Merger.

    Subject to the terms and conditions of the Proposed Merger and in accordance with the CGCL and the DGCL, the Company will be merged with and into Purchaser. It is expected that Purchaser will be the surviving corporation in the Proposed Merger, and will continue its corporate existence under Delaware law. Purchaser reserves the right to amend the Offer and/or the Proposed Merger (including amending the number of Shares to be purchased, the purchase prices therefor, the proposed merger consideration and the form of the Proposed Merger) at any time, including upon entering into a merger agreement with the Company, or to negotiate a merger agreement with the Company in connection with a merger not involving a tender offer pursuant to which Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into cash and Parent Common Stock in such amounts as are negotiated by Parent and the Company; provided, however, that Kollmorgen has no intention of reducing the consideration paid to Pacific Scientific shareholders below that being offered in the Offer and the Proposed Merger.

    DISSENTERS' RIGHTS. California law provides for rights of dissenting shareholders in certain business combinations to receive fair value for their shares. Accordingly, while shareholders of the Company will not have dissenters' rights as a result of the Offer, they may have certain rights in connection with the Proposed Merger to dissent and to require the Company to purchase their Shares for cash at fair market value.

    The following discussion is not a complete statement of the law pertaining to appraisal rights under the CGCL and is qualified in its entirety by the full text of Chapter 13 (Sections 1300-1312) of the CGCL which is attached hereto and is incorporated herein by reference. See "Schedule III--Chapter 13 of the General Corporation Law of the State of California".

    Holders of Shares do not have dissenters' rights as a result of the Offer. However, in connection with the Proposed Merger, holders of Shares, by complying with the provisions of Chapter 13 of the CGCL, may have certain rights to dissent and to require the Company to purchase their Shares for cash at fair market value. In general, holders of Shares will be entitled to exercise "dissenters' rights" under the CGCL only if the holders of five percent or more of the outstanding Shares properly file demands for payment or if the Shares held by such holders are subject to any restriction on transfer imposed by the Company or any law or regulation ("Restricted Shares"). Accordingly, any holder of Restricted Shares and, if the holders of five percent or more of the Shares properly file demands for payment, all other such holders who fully comply with all other applicable provisions of Chapter 13 of the CGCL will be entitled to require the Company to purchase their Shares for cash at their fair market value if the Proposed Merger is consummated. If the statutory procedures under the CGCL relating to dissenters' rights is complied with, such rights could result in a judicial determination of the fair market value of the Shares. The "fair market value" would be determined as of the day before the first announcement of the terms of the Proposed Merger, excluding any appreciation or depreciation in consequence of the Proposed Merger. The value so determined could be more or less than the Offer Price.

    RULE 13E-3. The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Proposed Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser believes, however, that Rule 13e-3 will not be applicable to the Proposed Merger. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders in such transaction, be filed with the Commission and disclosed to shareholders prior to consummation of the transaction.

    PLANS FOR THE COMPANY. In connection with the Offer, Parent and Purchaser have reviewed, and will continue to review, on the basis of publicly available information, various possible business strategies that they might consider in the event that Purchaser acquires control of the Company. Parent expects that the merged company will combine the highly complementary motion control product lines of Parent and the Company to become a full-service provider. Parent believes that the combined company will be well-positioned to capitalize on the complementary product lines and differing strengths of Parent and the Company, enabling the combined company to provide its products and support services on a global basis and as a result satisfy today's sophisticated customers demand by offering them a global supplier for their electronic motion control requirements. The increased size and global scope of the resulting entity, Parent believes, will allow it to more effectively market its products to customers around the world, which will make it well positioned to build on this foundation, particularly in Europe and the Pacific Rim. Parent expects that the combined company's increased size and scope will enable it to be a leader in the accelerating consolidation of the motion control industry and raising its visibility in the business and financial communities. Parent sees the combined company as being well-positioned, strategically, operationally and financially, to aggressively pursue attractive opportunities for external and internal growth.

    In addition, if and to the extent that Purchase acquires control of the Company or otherwise obtains access to the books and records of the Company, Parent and Purchaser intend to conduct a detailed review of the Company and its assets, financial projections, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and consider and determine what, if any, changes would be desirable in light of the circumstances which then exist, with a view to optimizing the Company's potential in conjunction with Parent's business. Such strategies could include, among other things, changes in the Company's business, corporate structure, marketing strategies, capitalization, management or dividend policy and changes to the Company's Articles of Incorporation or Bylaws.

    Parent has commenced the Solicitation to urge the Company's shareholders to take action by written consent to call the Special Meeting in order to, among other things, remove the entire Company Board and fill the newly created vacancies on the Company Board with the Parent Nominees, who are expected to take such actions, subject to their fiduciary duties under applicable law, as may be necessary to consummate the Offer and the Proposed Merger. Parent expects that, if elected, and subject to their fiduciary duties under applicable law, the Parent Nominees would cause the Company Board to (i) amend the Rights Agreement or redeem the Rights, or otherwise act to ensure that the Rights Condition is satisfied, (ii) approve the Offer and the Proposed Merger for purposes of Article Fifth or otherwise act to ensure that the Article Fifth Condition is satisfied and (iii) take any other actions necessary to permit the Offer and the Proposed Merger to be consummated. The Solicitation will be made pursuant to separate consent solicitation materials complying with the requirements of Section 14(a) of the Exchange Act, and the rules and regulations promulgated thereunder. On December 15, 1997, Parent filed definitive consent solicitation materials in connection with the Solicitation with the Commission, which are being mailed to shareholders of the Company together with this Offer to Purchase.

    Except as indicated in this Offer to Purchase, Parent does not have any present plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, a sale or transfer of a material amount of assets of the Company or any subsidiary of the Company or any material change in the Company's capitalization or dividend policy or any other material changes in the Company's corporate structure or business, or the composition of the Company Board or the Company's management.

    12. DIVIDENDS AND DISTRIBUTIONS. If, on or after the date of this Offer to Purchase, the Company should (i) split, combine or otherwise change the Shares or its capitalization, (ii) acquire or otherwise cause a reduction in the number of outstanding Shares or (iii) issue or sell any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing, then, without prejudice to Purchaser's rights under "Section 14. Certain Conditions of the Offer", Purchaser, in its sole discretion, may make such adjustments to the purchase price and other terms of the Offer (including the number and type of securities to be purchased) as it deems appropriate to reflect such split, combination or other change.

    If, on or after the date of this Offer to Purchase, the Company should declare or pay any dividend on the Shares or make any other distribution (including the issuance of additional shares of capital stock pursuant to a stock dividend or stock split, the issuance of other securities or the issuance of rights for the purchase of any securities) with respect to the Shares that is payable or distributable to shareholders of record on a date prior to the transfer to the name of Purchaser or its nominee or transferee on the Company's stock transfer records of the Shares purchased pursuant to the Offer, other than regular quarterly dividends on the Shares declared and paid at times consistent with past practice and in an amount not in excess of $0.03 per Share, then, without prejudice to Purchaser's rights under "Section 14. Certain Conditions of the Offer", (i) the purchase price per Share payable by Purchaser pursuant to the Offer will be reduced to the extent any such dividend or distribution is payable in cash and (ii) any non-cash dividend, distribution or right shall be received and held by the tendering shareholder for the account of Purchaser and will be required to be promptly remitted and transferred by each tendering shareholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer. Pending such remittance and subject to applicable law, Purchaser will be entitled to all the rights and privileges as owner of any such non-cash dividend, distribution or right and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by Purchaser in its sole discretion.

    13. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES, EXCHANGE LISTING AND EXCHANGE ACT REGISTRATION. The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

    Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the NYSE for continued listing and may be delisted from the NYSE. According to the NYSE's published guidelines, the NYSE would consider delisting the Shares if, among other things, (i) the number of record holders of at least 100 Shares should fall below 1,200, (ii) the number of publicly held Shares (exclusive of holdings of officers, directors and their families and other concentrated holdings of 10% or more ("NYSE Excluded Holdings")) should fall below 600,000, (iii) the aggregate market value of publicly held Shares, subject to adjustment (and exclusive of NYSE Excluded Holdings), should fall below $5,000,000 or (iv) the aggregate market value of Shares outstanding (excluding treasury stock) should fall below $8,000,000 and average net income after taxes of the Company for the past three years is less than $600,000. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected. Based on these guidelines and publicly available information, however, Parent and Purchaser do not believe that the purchase of the Minimum Number of Shares is likely to result in the delisting of the Shares on the NYSE.

    If the NYSE were to delist the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or other sources. The extent of the public market therefor and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Parent and Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

    The Shares are currently "margin securities", as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer it is possible that the Shares might no longer constitute "margin securities" for purposes of the margin regulations of the Federal Reserve Board, in which event such Shares could no longer be used as collateral for loans made by brokers.

    The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the Commission if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders. The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with shareholders' meetings and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or be eligible for reporting on the National Association of Securities Dealers Automated Quotation System ("NASDAQ").

    As soon as practicable after the Separation Time has occurred, Rights Certificates are to be sent to all holders of Rights. If the Separation Time has occurred and the Rights separate from the Shares, the foregoing discussion with respect to the effect of the Offer on the market for the Shares, NYSE listing and Exchange Act registration would apply to the Rights in a similar manner.

    14. CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer at any time, in its sole discretion, Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for, Shares tendered, if (i) any one or more of the Minimum Condition, the HSR Condition, the Financing Condition, the Rights Condition, the Article Fifth Condition and the Parent Shareholder Approval Condition shall not have been satisfied or (ii) at any time on or after December 15, 1997, and prior to the acceptance for payment of Shares, any of the following conditions shall exist:

        (a) there shall have been threatened, instituted or be pending any action or proceeding before any court or governmental, administrative or regulatory authority or agency, domestic or foreign (each, a "Governmental Entity"), or by any other person, domestic or foreign, before any court or Governmental Entity, (i) challenging or seeking to, or which is reasonably likely to, make illegal, materially delay or otherwise directly or indirectly restrain or prohibit or seeking to, or which is reasonably likely to, impose voting, procedural, price or other requirements, in addition to those required by federal securities laws and the CGCL (each as in effect on the date of this Offer to Purchase), in connection with the making of the Offer, the acceptance for payment of, or payment for, any Shares by Parent, Purchaser or any other affiliate of Parent or the consummation by Purchaser or Parent or any other affiliate of Parent of the Proposed Merger or other business combination with the Company, or seeking to obtain material damages in connection therewith; (ii) seeking to prohibit or limit materially the ownership or operation by the Company, Parent or any of their subsidiaries of all or any material portion of the business or assets of the Company, Parent or any of their subsidiaries, or to compel the Company, Parent or any of their subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company, Parent or any of their subsidiaries; (iii) seeking to impose or confirm limitations on the ability of Parent, Purchaser or any other affiliate of Parent to exercise effectively full rights of ownership of any Shares (including the Rights associated with Shares), including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company's shareholders; (iv) seeking to require divestiture by Parent, Purchaser or any other affiliate of Parent of any Shares; (v) seeking any material diminution in the benefits expected to be derived by Purchaser, Parent or any other affiliate of Parent as a result of the transactions contemplated by the Offer or the Proposed Merger or any other similar business combination with the Company; (vi) otherwise directly or indirectly relating to the Offer or which otherwise, in the sole judgment of Purchaser, might materially adversely affect the Company or any of its subsidiaries or Purchaser, Parent or any other affiliate of Parent or the value of the Shares; or (vii) which otherwise, in the sole judgment of Purchaser, is reasonably likely to materially adversely affect the business, operations (including, without limitation, results of operations), properties (including, without limitation, intangible properties), condition (financial or otherwise), assets or liabilities (including, without limitation, contingent liabilities) or prospects of either the Company or any of its subsidiaries or Parent;

        (b) there shall have been any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, entered, enforced, promulgated, amended, issued or deemed applicable to (i) Parent, Purchaser, the Company or any subsidiary or affiliate of Parent or the Company or (ii) the Offer or the Proposed Merger or other business combination by Purchaser or Parent or any affiliate of Parent with the Company, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, other than the routine application of the waiting period provisions of the HSR Act to the Offer or the Proposed Merger, which, in the sole judgment of Purchaser, is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through
    (vii) of paragraph (a) above;

        (c) there shall have occurred any change, condition, event or development that, in the sole judgment of Purchaser, is or is reasonably likely to be materially adverse to the business, operations (including, without limitation, results of operations), properties (including, without limitation, intangible properties), condition (financial or otherwise), assets or liabilities (including, without limitation, contingent liabilities) or prospects of the Company or any of its subsidiaries;

        (d) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on the NYSE, (ii) any decline, measured from the close of business on December 12, 1997, in the Standard & Poor's 500 Index by an amount in excess of 15%, (iii) any material adverse change in United States currency exchange rates or a suspension of, or limitation on, currency exchange markets, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (v) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, on, or other event that, in the sole judgment of Purchaser, might affect the extension of credit by banks or other lending institutions, (vi) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or (vii) in the case of any of the foregoing existing on December 12, 1997, a material acceleration or worsening thereof;

        (e) the Company or any of its subsidiaries, joint ventures or partners or other affiliates shall have, directly or indirectly, (i) split, combined or otherwise changed, or authorized or proposed a split, combination or other change of, the Shares or its capitalization (other than by redemption of the Rights in accordance with their terms as such terms have been publicly disclosed prior to the date of this Offer to Purchase), (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities (other than as aforesaid), (iii) issued or sold, or authorized or proposed the issuance, distribution or sale of, additional Shares (other than the issuance of Shares under option prior to the date of this Offer to Purchase, in accordance with the terms of such options as such terms have been publicly disclosed prior to the date of this Offer to Purchase), shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, (iv) declared or paid, or proposed to declare or pay, any dividend or other distribution, whether payable in cash, securities or other property, on or with respect to any shares of capital stock of the Company (other than (A) a regular cash quarterly dividend not in excess of $0.03 per Share, having customary and usual record and payment dates and (B) in the event the Rights are redeemed, the price of redemption thereof), (v) altered or proposed to alter any material term of any outstanding security (including the Rights) other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger, (vi) incurred any debt other than in the ordinary course of business or any debt containing burdensome covenants, (vii) authorized, recommended, proposed or entered into an agreement, agreement in principle or arrangement or understanding with respect to any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets, release or relinquishment of any material contractual or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business, (viii) authorized, recommended, proposed or entered into, or announced its intention to authorize, recommend, propose or enter into, any agreement, arrangement or understanding with any person or group that in the sole judgment of Purchaser could adversely affect either the value of the Company or any of its subsidiaries, joint ventures or partnerships or the value of the Shares to Purchaser, Parent or any other affiliate of Parent, (ix) entered into or amended any employment, change in control, severance, executive compensation or similar agreement, arrangement or plan with or for the benefit of any of its employees, consultants or directors, or made grants or awards thereunder, other than in the ordinary course of business or entered into or amended any agreements, arrangements or plans so as to provide for increased or accelerated benefits to any such persons, (x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or any of its subsidiaries, or Purchaser shall have become aware of any such action that was not disclosed in publicly available filings prior to the date of this Offer to Purchase, or
    (xi) amended or authorized or proposed any amendment to the Company's Articles of Incorporation or Bylaws, or Purchaser shall have become aware that the Company or any of its subsidiaries shall have proposed or adopted any such amendment that was not disclosed in publicly available filings prior to the date of this Offer to Purchase;

        (f) a tender or exchange offer for any Shares shall have been made or publicly proposed to be made by any other person (including the Company or any of its subsidiaries or affiliates), or it shall have been publicly disclosed or Purchaser shall have otherwise learned that (i) any person, entity (including the Company or any of its subsidiaries) or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a
    Schedule 13G on file with the Commission prior to the date of this Offer to Purchase, (ii) any such person, entity or group that prior to the date of this Offer to Purchase had filed such a Schedule 13G with the Commission has acquired or proposes to acquire, through the acquisition of stock, the formation of a group or otherwise, beneficial ownership of 1% or more of any class or series of capital stock of the Company (including the Shares), or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of 1% or more of any class or series of capital stock of the Company (including the Shares), (iii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer or a merger, consolidation or other business combination with or involving the Company or (iv) any person shall have filed a Notification and Report Form under the HSR Act (or amended a prior filing to increase the applicable filing threshold set forth therein) or made a public announcement reflecting an intent to acquire the Company or any subsidiary or significant assets of the Company;

        (g) any approval, permit, authorization or consent of any governmental authority or agency (including those described or referred to in "Section
    15. Certain Legal Matters and Regulatory Approvals") shall not have been obtained on terms satisfactory to Purchaser in its sole discretion;

        (h) Purchaser shall have reached an agreement or understanding with the Company providing for termination of the Offer, or Purchaser, Parent or any other affiliate of Parent shall have entered into a definitive agreement or announced an agreement in principle with the Company providing for a merger or other business combination with the Company or the purchase of stock or assets of the Company; or

         (i) (i) any material contractual right of the Company or any of its subsidiaries or affiliates shall be impaired or otherwise adversely affected or any material amount of indebtedness of the Company or any of its subsidiaries, joint ventures or partnerships shall become accelerated or otherwise become due before its stated due date, in either case, with or without notice or the lapse of time or both, as a result of the transactions contemplated by the Offer or the Proposed Merger or (ii) any covenant, term or condition in any of the Company's or any of its subsidiaries', joint ventures' or partnerships' instruments or agreements is or may be materially adverse to the value of the Shares in the hands of Purchaser (including, but not limited to, any event of default that may ensue as a result of the consummation of the Offer or the Proposed Merger or the acquisition by Parent of control of the Company);

which, in the reasonable judgment of Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Parent or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment.

    The foregoing conditions are for the sole benefit of Purchaser and Parent and may be asserted by Purchaser or Parent regardless of the circumstances giving rise to any such condition or may be waived by Purchaser or Parent in whole or in part at any time and from time to time in their reasonable discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

    15. CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS. GENERAL. Based upon its examination of publicly available information with respect to the Company, neither Purchaser nor Parent is aware of any license or other regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, which might be adversely affected by the acquisition of Shares by Purchaser pursuant to the Offer or, except as set forth below, of any approval or other action by any domestic (federal or state) or foreign governmental, administrative or regulatory authority or agency which would be required prior to the acquisition of Shares by Purchaser pursuant to the Offer and the Proposed Merger. Should any such approval or other action be required, it is Purchaser's present intention to seek such approval or action. Purchaser does not currently intend, however, to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such action or the receipt of any such approval (subject to Purchaser's right to decline to purchase Shares if any of the conditions in "Section 14. Certain Conditions of the Offer" shall have occurred). There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the businesses of the Company, Purchaser or Parent or that certain parts of the businesses of the Company, Purchaser or Parent might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or other action or in the event that such approval was not obtained or such other action was not taken. Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions, including conditions relating to the legal matters discussed in this Section 15. See "Section 14. Certain Conditions of the Offer".

    STATE TAKEOVER LAWS. The Company's principal executive offices are located in, and the Company is incorporated under the laws of, the State of California, which currently has no takeover statute that would apply to the Offer or to the Proposed Merger. However, there can be no assurances that California will not, prior to the completion of the Offer, adopt such a statute. Under California law, the Proposed Merger may not be accomplished for cash paid to the Company's shareholders if Purchaser or Parent owns directly or indirectly more than 50% but less than 90% of the then outstanding Shares unless either all the shareholders consent or the Commissioner of Corporations of the State of California approves, after a hearing, the terms and conditions of the Proposed Merger and the fairness thereof. Because the consideration to be paid in the Proposed Merger consists of Parent Common Stock and not cash, this provision of California law will not interfere with the consummation of the Offer or the Proposed Merger.

    A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, shareholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In EDGAR V. MITE CORP., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS CORP. V. DYNAMICS CORP. OF AMERICA, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining shareholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of shareholders in the state and were incorporated there.

    The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or the Proposed Merger and has not sought to comply with any such laws. Should any person seek to apply any state takeover law, Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Proposed Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Proposed Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered. See "Section 14. Certain Conditions of the Offer".

    ANTITRUST. Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer are subject to such requirements.

    Pursuant to the HSR Act, on December 15, 1997, Parent will file Premerger Notification and Report Forms in connection with the purchase of Shares pursuant to the Offer with the Antitrust Division and the FTC. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the applicable filings by Parent. Accordingly, the waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on December 30, 1997, unless such waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request from the Antitrust Division or the FTC for additional information or documentary material prior to the expiration of the waiting period. Pursuant to the HSR Act, Parent has requested early termination of the waiting period applicable to the Offer.

    There can be no assurance, however, that the 15-calendar day HSR Act waiting period applicable to the Offer will be terminated early. If the Antitrust Division or the FTC were to request additional information or documentary material from Parent with respect to the Offer, the waiting period with respect to the Offer would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Parent with such request. Thereafter, the consummation of the Offer may only be prevented by a court order that extends the waiting period or by an injunction. Parent will not be permitted to purchase Shares pursuant to the Offer or engage in any other transaction that would result in Parent having beneficial ownership of $15 million or more of the outstanding voting securities of the Company until expiration of the waiting period applicable to the Offer. If the acquisition of Shares is delayed as a result of a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act in connection with the acquisition of Shares pursuant to the Offer, the Offer may, but need not, be extended and, in any event, the purchase of and payment for Shares will be deferred until 10 days after the request is substantially complied with by Parent, unless the extended period expires on or before the date when the initial 15-day period would otherwise have expired, or unless the waiting period is sooner terminated by the FTC and the Antitrust Division. Only one extension of such waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder, except by court order. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. Pursuant to the HSR Condition, the Offer is conditioned upon the waiting period applicable to the Offer under the HSR Act having expired or been terminated.

    The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the purchase of Shares pursuant to the Offer by Purchaser, the Antitrust Division or the FTC could take such action under the antitrust laws as they deem necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of Parent, the Company or their respective subsidiaries. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. Based upon an examination of information available to Parent relating to the businesses in which Parent, the Company and their respective subsidiaries are engaged, Parent and Purchaser believe that the Offer will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be.

    FOREIGN LAWS. According to publicly available information, the Company also owns property and conducts businesses in a number of other jurisdictions. In connection with the acquisition of the Shares pursuant to the Offer, the laws of certain foreign countries and jurisdictions may require the filing of information with, or the obtaining of the approval of, governmental authorities in such countries and jurisdictions. In addition, the waiting period prior to consummation of the Offer associated with such filings or approvals may extend beyond the scheduled Expiration Date. The governments in such countries and jurisdictions might attempt to impose additional conditions on the Company's operations conducted in such countries and jurisdictions as a result of the acquisition of Shares pursuant to the Offer or the Proposed Merger.

    CERTAIN LITIGATION. On December 15, 1997, Parent commenced the Litigation seeking, among other things, an order (i) declaring that failure to redeem the Rights or render the Rights inapplicable to the Offer and the Proposed Merger or to approve the Offer and the Proposed Merger for purposes of Article Fifth would constitute a breach of the Company Board's fiduciary duties to the Company's shareholders under California law, (ii) invalidating the Rights or compelling the Company Board to redeem the Rights or render the Rights inapplicable to the Offer and the Proposed Merger, (iii) compelling the Company Board to approve the Offer and the Proposed Merger for purposes of Article Fifth, and (iv) enjoining the Company Board from taking any actions to interfere with the Offer, the Solicitation or the Proposed Merger. See "Section 15. Certain Legal Matters and Regulatory Approvals".

    16. SHAREHOLDER RIGHTS PLAN. The Rights Agreement and the Rights issued thereunder are described in the Company's Current Report on Form 8-K filed on February 16, 1996, and a summary of that description is provided below.

    Under the provisions of the Rights Agreement, one Right to purchase a fractional share of the Company's Series A Junior Participating Preferred Stock (the "Preferred Stock") was distributed as a dividend on each outstanding share of Common Stock held of record as of November 18, 1988, and on each such share issued thereafter. The Rights trade in tandem with the Common Stock. Each Right entitles holders of Common Stock to purchase 1/100th of a share of Preferred Stock at an exercise price of $45, subject to adjustment (the "Exercise Price"). The holders of Preferred Stock will be entitled to receive, when, as and if declared by the Board, semiannual dividends equal to the greater of $4 or 100 times the dividend or other distribution on the Common Stock. Each share of Preferred Stock will have a liquidation preference of $100 plus accrued but unpaid dividends. The holders of Common Stock and Preferred Stock generally will vote together as a class, with holders of Preferred Stock authorized to cast 100 votes on each matter for each such share held.

    Until the Separation Time (as defined below), the Rights are not exercisable. Prior to the Separation Time, certificates representing the Rights will not be sent to shareholders and the Rights will attach to and trade only together with shares of Common Stock. Shares of Common Stock issued after the record date and prior to the Separation Time will be issued with accompanying Rights.

    Separate Rights Certificates will be issued and the Rights will become exercisable on the date (the "Separation Time") which is 20 days following the earlier to occur of the following events (each an "Acquisition Event") (i) the date on which a person (or its affiliates or associates) acquires, or obtains the right to acquire, beneficial ownership of 25% or more of the outstanding shares of Common Stock (such person thereby becoming an "Acquiring Person") and
(ii) the date of commencement by any person of, or public announcement of the intention of any person to commence, a tender or exchange offer for outstanding shares of Common Stock that would result in such person owning beneficially 35% or more of the outstanding shares of Common Stock. The Rights are redeemable, for $0.01 each, by action of the Board prior to the occurrence of an Acquisition Event.

    If, after the Separation Time, unless the Rights are earlier redeemed as described below, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or in which all or any part of the Company's outstanding shares of Common Stock are changed or exchanged for cash, stock or other assets or (ii) 50% or more of the Company's consolidated assets or earning power is sold, then proper provision must be made so that each holder of a Right which has not theretofore been exercised will thereafter have the Right to receive in lieu of Preferred Stock, upon exercise and payment of the then current Exercise Price therefor, shares of common stock of the acquiring or surviving company (which may be the Company), or certain related entities, having a value equal to two times the Exercise Price.

    If any person or group acquires 25% beneficial ownership or announces or commences a tender offer, each Right not owned by such person or related parties will entitle its holder to purchase, at the Right's then current Exercise Price, that number of units of Preferred Stock equal to the then current Exercise Price divided by 50% of an average market price for the Common Stock.

    Following the Separation Time, holders of the Rights (other than Rights beneficially owned by the Acquiring Person and certain related entities, which will thereafter be void) will be entitled to receive, upon exercise and the payment of the Exercise Price, one unit of Preferred Stock. The rights, preferences, privileges and restrictions of Preferred Stock are set forth in a Certificate of Designation filed by the Company with the office of the California Secretary of State. The Company initially has reserved 300,000 shares of Preferred Stock for issuance upon exercise of the Rights.

    The Rights will expire at the close of business on November 7, 1998 (the "Rights Expiration Time"), unless earlier redeemed as described below.

    The Company Board may, at its option, at any time prior to the earlier of the Separation Time or the Rights Expiration Time, redeem all but not less than all of the then outstanding Rights at a redemption price of $.01 per Right, as such amount may be appropriately adjusted to reflect any stock split, stock dividend or similar transaction (the "Redemption Price"). The redemption of the Rights by the Company Board may be made effective at such time on such basis and with such conditions as the Company Board in its sole discretion may establish. The Company may, at its option, pay the Redemption Price in cash, shares of Common Stock (based on the market price at the time of redemption) or any other form of consideration deemed appropriate by the Company Board.

    If the Company receives a written proposal (a "Proposal") from a Person who beneficially owns 1% or less of the outstanding Common Stock as of the date of delivery of the Proposal (the "Proposal Date") and who has not within one year prior to the Proposal Date beneficially owned in excess of 1% of the then outstanding Common Stock and disclosed, or caused the disclosure of, any intention that relates to or would result in the acquisition, or influence or control, of the Company, and the Proposal provides for the (i) acquisition of all outstanding shares of Common Stock of the Company, (ii) states that the offeror has committed financing sufficient to consummate the proposal acquisition, (iii) is accompanied by a fairness opinion of a nationally recognized investment banking firm and (iv) requests a special shareholders' meeting to vote on the proposed acquisition, the Rights Agreement contains mechanisms for the Company Board to call a special meeting of shareholders for the purpose of voting on a precatory resolution with respect to the Proposal.

    The provisions of the Rights Agreement may be supplemented or amended by the Company Board, without approval of holders of Rights, in any manner prior to the Separation Time. Any amendment adopted by the Company Board after the Separation Time may not materially and adversely affect the interests of the holders of Rights.

    The Exercise Price payable, the number of Rights issued per share of Common Stock and the number of fractions of shares of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution.

    If the Company does not have a sufficient number of shares of Preferred Stock to permit the exercise in full of the Rights, the Company may issue, in lieu of units of Preferred Stock, cash, shares or fractions of shares of Common Stock, Preferred Stock or equity or debt securities of the Company, assets of the Company, or any combination of the foregoing, or may reduce the Exercise Price. The Company may elect not to issue fractional shares of Preferred Stock upon exercise of a Right, and in lieu thereof may evidence such fractional shares by depositary receipts, or may make an adjustment in cash based on the then current market price of Preferred Stock. The holders of any such depositary receipts shall have all the Rights, privileges, preferences and restrictions to which they are entitled or subject as holders of Preferred Stock.

    Until a Right is exercised, the holder thereof, as such, will have no Rights as a shareholder of the Company (other than rights resulting from such holder's ownership of shares of Common Stock), including, without limitation, the right to vote or to receive dividends.

    The issuance of Preferred Stock upon exercise of the Rights is subject to the effectiveness of a registration statement under the Securities Act. A copy of the Rights Agreement has been filed with the Commission as an exhibit to a registration statement on Form 8-A under the Exchange Act.

    Shareholders of the Company will be required to tender one Right for each Share tendered in order to effect a valid tender of Shares in accordance with the procedures set forth in "Section 2. Acceptance for Payment and Payment for Shares". Unless a Separation Time occurs, a tender of Shares will also constitute a tender of the associated Rights.

    17. ARTICLE FIFTH OF THE COMPANY'S ARTICLES OF INCORPORATION. Under Article Fifth, certain business combinations (each a "Transaction"), including a merger of the Company with or into any other Person (as defined below) that is an Associate (as defined below) of the Company require the approval of both (i) the holders of at least two-thirds of the outstanding shares of stock of the Company entitled to vote, and (ii) the holders of at least a majority of the outstanding shares of stock of the Company entitled to vote, exclusive of shares "owned beneficially" (as defined below) by any such other Person. Such voting requirements are not applicable if (i) the Transaction is a merger for which, except for the requirements of Article Fifth, approval by the shareholders of the Company is not required by the CGCL; (ii) the Transaction is a merger in which the Company is the "surviving entity" (as defined below); (iii) the Transaction has been approved by the Company Board either (a) unanimously, or
(b) prior to the acquisition by any Person that is an Associate of the Company of the beneficial ownership of five percent or more of the outstanding shares of stock of the Company; or (iv) all of the following conditions are met:

        (1) The cash or fair market value of the property, securities or other consideration to be received per share by holders of the stock of the Company in such Transaction is not less than the higher of (a) the Highest Per Share Price (as defined below) paid by such associated Person in acquiring any of its holdings of the Company's stock or (b) an amount which bears the same or a greater percentage relationship to the market price of the Company's stock immediately prior to the announcement of such Transaction as the Highest Per Share Price determined in (a) above bears to the market price of the Company's stock immediately prior to the commencement of acquisition of the Company's stock by such associated Person, but in no event in excess of two times the Highest Per Share Price determined in (a) above;

        (2) After becoming an associated Person and prior to the consummation of such business combination, (a) such associated Person has not acquired any newly issued shares of capital stock, directly or indirectly, from the Company (except upon conversion of convertible securities acquired by it prior to becoming an associated Person or upon compliance with the provisions of the Article Fifth or as a result of a pro rata stock dividend or stock split), (b) such associated Person has not received the benefit, directly or indirectly (except proportionately as a shareholder), of any loans, other financial assistance or tax credits provided by the Company, or made any major changes in the Company's business or equity capital structure, and (c) there has been no reduction in the rate of dividends payable on the Company's common stock, except as may have been approved by unanimous vote of directors; and

        (3) A proxy statement responsive to the requirements of the Exchange Act, whether or not the Company is then subject to such requirements, is mailed to the public shareholders of the Company for the purpose of soliciting shareholder approval of such transaction and contains at the front thereof, in a prominent place (i) any recommendations as to the advisability (or inadvisability) of the Transaction which any of the directors may choose to state, and (ii) the opinion of a reputable national investment banking firm as to the fairness (or not) of the terms of such business combination, from the point of view of the remaining public shareholders of the Company (such investment banking firm to be engaged solely on behalf of the remaining public shareholders, to be paid a reasonable fee for its services by the Company upon receipt of such opinion, to be one of the so-called major bracket investment banking firms which has not previously been associated with such associated Person, and, if there are at the time any such directors, to be selected by a majority of the outside directors).

    "Affiliate" means with respect to a specified Person, any Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, the specified Person.

    "Associate" means with respect to a specified Person (A) any Person who is, directly or indirectly, the Beneficial Owner of five percent or more of any class of equity securities of such specified Person or who is an officer, director, trustee or partner of such specified Person or any Affiliate of such specified Person, (B) any trust or estate in which such specified Person has a substantial beneficial interest or as to which such specified Person serves as a trustee or in a similar fiduciary capacity, and (C) any relative or spouse of such specified Person, or any relative of such spouse, who has the same home as such specified Person.

    "Beneficial Owner" means any Person who beneficially owns shares of stock of the Company (A) which such specified Person or any Affiliate or Associate or such Person beneficially owns, directly or indirectly, whether of record or not,
(B) which such specified Person or any Affiliate or Associate of such Person has the right to acquire pursuant to any agreement or (C) which are beneficially owned, directly or indirectly including shares deemed owned through application of clauses (A) or (B) above, by any other Person with which such specified Person or any Affiliate or Associate of such specified Person has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of voting securities of the Company.

    "Highest Per Share Price" means the per share price inclusive of brokerage commissions, soliciting dealers' fees, dealer-management compensation, and other expenses, including, but not limited to, costs of newspaper advertisements, printing expenses and attorneys' fees.

    "Person" means an individual corporation, partnership, joint venture, trust or unincorporated organization, or a government or any agency or political subdivision thereof.

    The company shall be the "surviving entity" in any merger in which: (A) the shareholders of the Company immediately prior to the merger own immediately after the merger the same stock of the Company they owned immediately prior to the merger, subject to their rights, if any, under the CGCL as dissenting shareholders; and (B) the shareholders of the Company immediately prior to the merger (other than any Person with or into which the Company merges or any Affiliate or Associate of such Person) own immediately after the merger, subject to the same rights, if any, as dissenting shareholders, stock possessing at least a majority of the voting power of the Company.

    Pursuant to the terms of Article Fifth, the Company Board has the power to determine, (i) whether any Person referred to in Article Fifth is the Beneficial Owner of the outstanding securities of the

Company entitled to vote and the extent of such "beneficial ownership"; and (ii) whether Article Fifth is satisfied or does not apply to a Transaction.

    The foregoing description of Article Fifth is qualified in its entirety by reference to the text of the Articles of Incorporation of the Company, copies of which have been filed by the Company as exhibits to documents filed with the Commission and may be obtained from, the same places and in the same manner as described in "Section 7. Certain Information Regarding the Company".

    Parent expects that, if elected, and subject to their fiduciary duties under applicable law, the Parent Nominees would cause the Company Board to approve the Offer and the Proposed Merger for purposes of Article Fifth.

    18. FEES AND EXPENSES. Except as set forth below, Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

    Salomon Smith Barney is acting as Dealer Manager for the Offer and as financial advisor to Parent in connection with the Proposed Merger. Questions regarding the Offer may be directed to Salomon Smith Barney at the phone number and address set forth on the back cover hereof.

    As compensation for its services to Parent in connection with the Offer and Proposed Merger, Salomon Smith Barney will receive fees of (i) $350,000 payable by Parent following an agreement to effect the Proposed Merger or similar transaction or a public announcement regarding the Proposed Merger or similar transaction and (ii) $2,700,000 payable by Parent upon consummation of the Proposed Merger or similar transaction. In addition, Salomon Smith Barney is entitled to reimbursement for the fees and disbursements of Salomon Smith Barney's counsel and all of Salomon Smith Barney's reasonable travel and other out-of-pocket expenses, as well as indemnification from certain liabilities. Parent has also given Salomon Smith Barney various rights of first refusal respecting certain related financial transactions as well as the right to 10% of certain proceeds received by Parent from the sale of Shares in the event the Proposed Merger is not consummated. In addition, Salomon Smith Barney and its affiliate SBHCI entered into a commitment letter pursuant to which SBHCI has agreed to provide financing for the Offer. See "Section 9. Financing of the Offer and the Proposed Merger".

    Salomon Smith Barney is a service mark of Smith Barney Inc. Salomon Brothers Inc and Smith Barney Inc. are affiliated but separately registered broker/dealers under common control of Salomon Smith Barney Holdings Inc Salomon Brothers Inc and Salomon Smith Barney Holdings Inc have been licensed to use the Salomon Smith Barney service mark.

    Purchaser and Parent have retained Georgeson & Company Inc. ("Georgeson") as the Information Agent, and Harris Trust Company of New York as the Depositary, in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners.

    As compensation for acting as Information Agent in connection with the Offer, Georgeson will be paid a fee of $100,000 plus a fee of $6.00 for each call made to a shareholder and will also be reimbursed for certain out-of-pocket expenses and may be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws. Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary handling and mailing expenses incurred by them in forwarding material to their customers.

    19. MISCELLANEOUS. Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with any such state statute. If, after such good faith effort, Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER OR THE COMPANY NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

    Pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, Parent and Purchaser have filed with the Commission the Schedule 14D-1, together with exhibits, furnishing certain additional information with respect to the Offer. The Schedule 14D-1 and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in "Section 7. Certain Information Regarding the Company" (except that they will not be available at the regional offices of the Commission).

                                                  TORQUE CORPORATION

December 15, 1997

                                                                      SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                              PARENT AND PURCHASER

    1. DIRECTORS AND EXECUTIVE OFFICERS OF PARENT. The following table sets forth the name, current business address, citizenship and present principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each director and executive officer of Parent. Unless otherwise indicated, the current business address of each person is 1601 Trapelo Road, Waltham, Massachusetts 02154. Unless otherwise indicated, each such person is a citizen of the United States of America and has held his or her present position as set forth below for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Parent.

                                      PRESENT                          BUSINESS EXPERIENCE DURING
         NAME                         POSITION                              PAST FIVE YEARS
-----------------------  ----------------------------------  ----------------------------------------------
Gideon Argov             Chairman of the Board, President    Chairman of the Board since March 1996,
                           and Chief Executive Officer,      President and Chief Executive Officer since
                           Director                          November 1991; Director since May 1991. From
                                                             March 1988 to May 1991, President and Chief
                                                             Executive Officer and Director of High Voltage
                                                             Engineering Company. Prior to that date, for
                                                             five years a manager and senior consultant
                                                             with Bain & Company.
Robert J. Cobuzzi        Senior Vice President, Treasurer    Senior Vice President (since February 1993),
                           and Chief Financial Officer,      Treasurer and Chief Financial Officer since
                           Director                          July 1991. From April 1989 to July 1991, Vice
                                                             President and Treasurer of High Voltage
                                                             Engineering Company. Prior to April 1989, Vice
                                                             President and Chief Financial Officer of
                                                             Ausimont N.V.
Daniel M. Desmond        Vice President                      President of Parent's Aerospace and Defense
                                                             Motion Technologies Group and Vice President
                                                             since November 1997. President of Parent
                                                             Electro-Optical Division since 1989.
                                                             Previously Vice President of Program
                                                             Management.
James A. Eder            Vice President, Secretary and       General Counsel since January 1992; Vice
                           General Counsel                   President since January 1990; and Secretary
                                                             since 1983. Previously he had been Assistant
                                                             Corporate Counsel from 1977 to 1992.
Keith D. Jones           Controller and Chief Accounting     Corporate Controller since May 1996. Chief
                           Officer                           Accounting Officer, since March 1996. Director
                                                             of Finance, Chief Accounting Officer, and
                                                             Corporate Controller of Cambridge Biotech
                                                             Corporation from September 1991 to August
                                                             1995.

                                      PRESENT                          BUSINESS EXPERIENCE DURING
         NAME                         POSITION                              PAST FIVE YEARS
-----------------------  ----------------------------------  ----------------------------------------------
Mark E. Petty            Vice President                      President of Parent's Industrial and
                                                             Commercial Motion Technologies Group since
                                                             November 1997; Vice President since January 1,
                                                             1996. Prior to that, he held several
                                                             management positions with Parent since March
                                                             1992. Previously, President of General
                                                             Eastern, Division of High Voltage Engineering
                                                             Company.
Jerald G. Fishman                     Director               President, Chief Executive Officer and a
                                                             Director of Analog Devices, Inc. Prior to
                                                             November 1996, President and Chief Operating
                                                             Officer of Analog Devices, Inc. for five
                                                             years.
Herbert L. Henkel                     Director               President of Textron Industrial Products,
                                                             Textron, Inc. since December 1995. Prior to
                                                             that date, Industrial Group Vice President for
                                                             two years and President of Greenlee Textron.
James H. Kasschau                     Director               President of International Contract
                                                             Furnishings, Inc. since October 1995. Prior to
                                                             that date, President of Tinicum Incorporated
                                                             and President of Tinicum Enterprises, Inc.
J. Douglas Maxwell                    Director               Chairman of the Board and Chief Executive
                                                             Officer of Swissray Empower, Inc. since 1988.
Robert N. Parker                      Director               Business consultant since 1992. Previously
                                                             Executive Vice President of LTV Aerospace and
                                                             Defense Corporation.
Geoffrey S. Renhart                   Director               Managing Director and General Partner of Bain
                                                             Capital, Inc. Founder of Bain Capital, Inc. in
                                                             1984.
George P. Stephan                     Director               Managing Director of Stonington Group, Inc.
                                                             since 1994. Previously Of Counsel to law firm
                                                             of Murtha, Cullina, Richter and Pinney.
                                                             Chairman of the Board of Parent from 1991
                                                             until March 26, 1996.

    2. DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER. The following table sets forth the name, current business address, citizenship and present principal occupation or employment, and material occupations, positions, offices or employments thereof for the past five years of each director and executive officer of Purchaser. Unless otherwise indicated, the current business address of each person is 1601Trapelo Road, Waltham Massachussets 02154. Unless otherwise indicated, each such person is a citizen of the United States of America, and each occupation set forth opposite an individual's name refers to employment with Purchaser.

                                 PRESENT                           BUSINESS EXPERIENCE DURING
        NAME                    POSITION                                PAST FIVE YEARS
---------------------  ---------------------------  --------------------------------------------------------
Gideon Argov           President                    President since November 1997. Chairman of the Board of
                                                    Parent since March 1996; President and Chief Executive
                                                    Officer of Parent since November 1991; and Director of
                                                    Parent since May 1991. From March 1988 to May 1991,
                                                    President and Chief Executive Officer and Director of
                                                    High Voltage Engineering Company. Prior to that date,
                                                    for five years a manager and senior consultant with Bain
                                                    & Company.
Robert J. Cobuzzi      Vice President, Treasurer    Vice President, Treasurer and Assistant Secretary since
                         and Assistant Secretary    November 1997. Senior Vice President of Parent (since
                                                    February 1993); and Treasurer and Chief Financial
                                                    Officer of Parent since July 1991. From April 1989 to
                                                    July 1991, Vice President and Treasurer of High Voltage
                                                    Engineering Company. Prior to April 1989, Vice President
                                                    and Chief Financial Officer of Ausimont N.V.
James A. Eder          Chairman of the Board, Vice  Chairman of the Board, Vice President, Secretary and
                         President and Secretary,   Director since November 1997. Vice President of Parent
                         Director                   since January 1990; General Counsel of Parent since
                                                    January 1992; and Secretary of Parent since 1983.
                                                    Previously he had been Assistant Corporate Counsel from
                                                    1977 to 1982.
Keith D. Jones         Vice President and           Vice President and Assistant Secretary and Director
                         Assistant Secretary,       since November 1997. Corporate Controller of Parent
                         Director                   since May 1996; and Chief Accounting Officer of Parent
                                                    since March 1996. Director of Finance, Chief Accounting
                                                    Officer, and Corporate Controller of Cambridge Biotech
                                                    Corporation from September 1991 to August 1995.

                                                                     SCHEDULE II

                       SCHEDULE OF TRANSACTIONS IN SHARES
                            DURING THE PAST 60 DAYS

    The following table sets forth purchases of the Shares within the past 60 days by or on behalf of Parent or Purchaser. All transactions were effected in open market transactions.

                  BENEFICIAL                                             NUMBER OF SHARES
                    OWNER                               DATE                 PURCHASED        PRICE PER SHARE
----------------------------------------------  ---------------------  ---------------------  ---------------
                    Parent                      December 3, 1997                   100           $ 15 3/16
                  Purchaser                     December 3, 1997                   100           $ 15 3/16
                                                                                   ---
                    Total                                                          200
                                                                                   ---
                                                                                   ---

                                                                    SCHEDULE III

           CHAPTER 13 OF THE GENERAL CORPORATION LAW OF THE STATE OF
                                   CALIFORNIA

    1300 [SHORT FORM MERGER; PURCHASE OF SHARES AT FAIR MARKET VALUE; "DISSENTING SHARES" AND DISSENTING SHAREHOLDER].--(a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) OR subdivision (e) or (f) of
Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

    (b) As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

        (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or
    (B) listed on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve System, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; PROVIDED, HOWEVER, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and PROVIDED, FURTHER, that this provision does not apply to any class of shares described in SUBPARAGRAPH (A) OR (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

        (2) Which were outstanding on that date for the termination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in SUBPARAGRAPH (A) OR
    (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; PROVIDED, HOWEVER, that SUBPARAGRAPH
    (A) rather than SUBPARAGRAPH (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

        (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

        (4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

    (c) As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record. (Last amended by Ch. 543, L. '93, eff. 1-1-94.)

    1301 [DISSENTER'S RIGHTS; DEMAND ON CORPORATION FOR PURCHASE OF SHARES].--
(a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under
Section 1309.

    (b) Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation to purchase such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of
Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

    (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or shortform merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price. (Last amended by Ch. 1155, L. '80, eff. 1-1-81.)

    1302 [DISSENTING SHARES, STAMPING OR ENDORSING].--Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares. (Last amended by Ch. 766, L. '86, eff. 1-1-87).

    1303 [DISSENTING SHAREHOLDER ENTITLED TO AGREED PRICE WITH INTEREST; TIME OF PAYMENT].--(a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

    (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement. (Last amended by Ch. 766, L. '86, eff. 1-1-87).

    1304 [DISSENTERS ACTIONS; JOINDER; CONSOLIDATION; APPOINTMENT OF APPRAISERS].--(a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market values of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting

                                     III-2
shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

    (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

    (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

    1305 [APPRAISERS DUTY AND REPORT; COURT JUDGEMENT; PAYMENT; APPEAL; COSTS OF ACTION].--(a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

    (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

    (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

    (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

    (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section
1301). (Last amended by Ch. 766 L. '86, eff. 1-1-87.)

    1306 [DISSENTING SHAREHOLDERS: EFFECT OF PREVENTION OF PAYMENT OF FAIR MARKET VALUE].--To the extent that the provisions of Chapter 5 prevent the payment to any holders to dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

    1307 [DISSENTING SHARES, DISPOSITION OF DIVIDENDS].--Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

    1308 [DISSENTING SHARES, RIGHTS AND PRIVILEGES].--Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

                                     III-3

    1309 [DISSENTING SHARES, LOSS OF STATUS].--Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

        (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

        (b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

        (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision
    (i) of Section 1110 was mailed to the shareholder.

        (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.

    1310 [SUSPENSION OF CERTAIN PROCEEDINGS WHILE LITIGATION IS PENDING].--If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

    1311 [CHAPTER INAPPLICABLE TO CERTAIN CLASSES OF SHARES].--This chapter, EXCEPT SECTION 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger. (Last amended by Ch. 919, L. '88, eff. 1-1-89.)

    1312 [VALIDITY OF REORGANIZATION OR SHORT FORM MERGER, ATTACK; SHAREHOLDERS' RIGHTS; BURDEN OF PROOF].--(a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attach the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions OR, IF THE PRINCIPAL TERMS OF THE REORGANIZATION ARE APPROVED PURSUANT TO SUBDIVISION (B) OF SECTION 1202, IS ENTITLED TO PAYMENT IN ACCORDANCE WITH THE TERMS AND PROVISIONS OF THE APPROVED REORGANIZATION.

    (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attach the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days prior notice to the corporation and upon a determination by the court that clearly no other remedy will

                                     III-4
adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

    (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attach the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled. (Last amended by Ch. 919, L. '88, eff. 1-1-89.)

                                     III-5

    Facsimiles of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each shareholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

                        THE DEPOSITARY FOR THE OFFER IS:
                        HARRIS TRUST COMPANY OF NEW YORK

                   BY MAIL:                              BY HAND/OVERNIGHT DELIVERY:
             WALL STREET STATION                                RECEIVE WINDOW
                P.O. BOX 1023                                 WALL STREET PLAZA
        NEW YORK, NEW YORK 10268-1023                     88 PINE STREET, 19TH FLOOR
                                                           NEW YORK, NEW YORK 10005

                                 BY FACSIMILE:
                                 (212) 701-7636
                             CONFIRM BY TELEPHONE:
                                 (212) 701-7624

    Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent. A shareholder may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                                     [LOGO]

                               WALL STREET PLAZA
                               NEW YORK, NY 10005
                 BANKS AND BROKERS CALL COLLECT (212) 440-9800
                                       OR
                    ALL OTHERS CALL TOLL-FREE (800) 223-2064

                      THE DEALER MANAGER FOR THE OFFER IS:
                              SALOMON SMITH BARNEY
                            SEVEN WORLD TRADE CENTER
                               NEW YORK, NY 10048
                         CALL TOLL-FREE (888) 746-7939